                                                Filed Pursuant to Rule 424(b)(5)
                                                    Registration Number 33-51073

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 1, 1998)

     [LOGO]
                               22,399,248 SHARES

                        NIAGARA MOHAWK POWER CORPORATION
                                  COMMON STOCK

    All of the 22,399,248 shares (the "Shares") of common stock, par value $1.00 per share ("Common Stock"), of Niagara Mohawk Power Corporation, a New York Corporation (the "Company"), offered hereby (the "Offering") are being sold by the Company. All of the net proceeds to the Company from the Offering will be used by the Company to pay certain independent power producers as partial consideration pursuant to the Master Restructuring Agreement dated July 9, 1997, as amended.

    Consummation of the Offering will occur concurrently with and is conditioned upon consummation of (i) the Master Restructuring Agreement; and (ii) the offering by the Company of $3.45 billion principal amount of senior unsecured debt (the "Debt Offering" and together with the Offering, the "MRA Financing") consisting of $2.95 billion of senior notes (the "Senior Notes") and $500.0 million of senior discount notes (the "Senior Discount Notes" and together with the Senior Notes, the "Notes") for net proceeds to the Company of approximately $3.212 billion.

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NMK." On June 25, 1998, the last reported sale price for the Common Stock on the NYSE was $14 1/4 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS PRIOR TO ANY INVESTMENT IN THE SHARES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                PRICE        UNDERWRITING       PROCEEDS
                                               TO THE        DISCOUNTS AND       TO THE
                                               PUBLIC       COMMISSIONS (1)    COMPANY(2)
--------------------------------------------------------------------------------------------
Per Share................................      $14.125          $0.565           $13.560
Total....................................   $316,389,378      $12,655,575     $303,733,803
-------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $1,000,000 payable by the Company.

    The Shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York, on or about June 30, 1998.

DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
         MERRILL LYNCH & CO.
              SALOMON SMITH BARNEY
                        WASSERSTEIN PERELLA SECURITIES, INC.
                                 CIBC OPPENHEIMER

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 25, 1998

                                    [LOGO]

THE UNDERWRITERS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE (OR INCORPORATED BY REFERENCE) IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN IN THEIR ENTIRETY. SEE "GLOSSARY OF CERTAIN ELECTRICITY, NATURAL GAS AND ACCOUNTING TERMS" APPEARING AS APPENDIX A FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

    Niagara Mohawk Power Corporation (the "Company") is engaged in the generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. The Company provides electric service to its customers in areas of central, northern and western New York having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy. The Company sells, distributes and transports natural gas in areas of central, northern and eastern New York contained within the Company's electric service territory having a total population of approximately 1.7 million. The Company owns or has a significant ownership interest in seven principal fossil and nuclear electric generating facilities and a total capacity of approximately 5,299 megawatts ("MW") of electricity.

    In 1997, the Company entered into two related agreements that it believes will significantly improve its financial outlook, namely the PowerChoice Settlement Agreement dated October 10, 1997 (as modified by the PSC Order (as defined), the "PowerChoice Agreement") and the Master Restructuring Agreement dated July 9, 1997, as amended (the "MRA"). Pursuant to the PowerChoice Agreement, the Company and the New York State Public Service Commission (the "PSC"), which regulates utilities in the State of New York, have agreed to a five-year rate plan and the Company has agreed to divest its fossil and hydro generating facilities (the "Genco Divestiture"), representing 4,217 MW of capacity and approximately $1.1 billion of net book value. The PSC issued a written order approving the PowerChoice Agreement and the MRA on March 20, 1998 (the "PSC Order"). The Company currently intends to use the proceeds from any Genco Divestiture to reduce indebtedness. Pursuant to the MRA, the Company and 14 independent power producers ("IPPs") have agreed to terminate, restate or amend 27 power purchase agreements ("PPAs") between the Company and such IPPs in exchange for cash and approximately 42.9 million shares of the Company's Common Stock. The closing of this Offering is contingent upon and expected to occur concurrently with the consummation of the MRA and the Debt Offering. The closing of the MRA is presently scheduled for June 30, 1998. Pursuant to the MRA, a portion of such 42.9 million shares of Common Stock is being offered hereby and the net proceeds thereof will be paid to the IPP Parties and will be registered for resale under the Securities Act. The net proceeds of the Debt Offering, together with cash on hand, will be used to fund the cash portion of the Company's obligation to the IPP Parties under the MRA. The Offering and the Debt Offering are collectively referred to herein as the "MRA Financing." See "Use of Proceeds" and "The MRA and the PowerChoice Agreement."

    For the twelve months ended March 31, 1998, the Company derived approximately 84.5% of its revenues from the sale and transmission of electricity and 15.5% of its revenues from the sale, distribution and transportation of natural gas. During such period, the Company had revenues, EBITDA (earnings before interest, income taxes, depreciation and amortization and extraordinary items), interest charges and net income of approximately $3.9 billion, $859.7 million, $272.0 million, and $100.7 million, respectively. After giving pro forma effect to the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, the Company would have had revenues, EBITDA, interest charges and net loss of approximately $3.8 billion, $1.3 billion, $516.4 million, and $(35.4) million, respectively. See "The MRA and the PowerChoice Agreement" and the "Pro Forma Condensed Financial Statements" set forth herein.

    The Company's principal executive offices are located at 300 Erie Boulevard West, Syracuse, New York 13202, and its telephone number is (315) 474-1511.

BACKGROUND OF TRANSACTION

    The Company entered into the PPAs that are subject to the MRA because it was required to do so under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which was intended to provide incentives for businesses to create alternative energy sources. Under PURPA, the Company was required to purchase electricity generated by qualifying facilities of IPPs at prices that were not expected to exceed the cost that otherwise would have been incurred by the Company in generating its own electricity, or in purchasing it from other sources (known as "avoided costs"). While PURPA was a federal initiative, each state retained certain delegated authority over how PURPA would be implemented within its borders. In its implementation of PURPA, the State of New York passed the "Six-Cent Law," establishing 6 CENTS per kilowatt hour ("Kwh") as the floor on avoided costs for projects less than 80 MW in size. The Six-Cent Law remained in place until it was amended in 1992 to deny the benefit of the statute to any future PPAs. The avoided cost determinations under PURPA were periodically increased by the PSC during this period. PURPA and the Six-Cent Law, in combination with other factors, attracted large numbers of IPPs to New York State, and, in particular, to the Company's service territory, due to the area's existing energy infrastructure and availability of cogeneration hosts. The pricing terms of substantially all of the PPAs that the Company entered into in compliance with PURPA and the Six-Cent Law or other New York laws were based, at the option of the IPP, either on administratively determined avoided costs or minimum prices, both of which have consistently been materially higher than the wholesale market prices for electricity.

    Since PURPA and the Six-Cent Law were passed, the Company has been required to purchase electricity from IPPs in quantities in excess of its own demand and at prices in excess of those available to the Company by internal generation or for purchase in the wholesale market. In fact, by 1991 the Company was facing a potential obligation to purchase power from IPPs substantially in excess of its peak demand of 6,093 MW. As a result, the Company's competitive position and financial performance have deteriorated and the price of electricity paid per Kwh by its customers has risen significantly above the national average. Accordingly, in 1991 the Company initiated a parallel strategy of negotiating individual PPA buyouts, cancellations and renegotiations, and of pursuing regulatory and legislative support and litigation to mitigate the Company's obligation under the PPAs. By mid-1996, this strategy had resulted in reducing the Company's obligations to purchase power under its PPA portfolio to approximately 2,700 MW. Notwithstanding this reduction in capacity, over the same time period, the payments made to the IPPs in respect of their PPAs rose from approximately $200 million in 1990 to approximately $1.1 billion in 1997 as independent power facilities from which the Company was obligated to purchase electricity commenced operations. The Company estimates that absent the MRA, payments made to the IPPs pursuant to PPAs would continue to escalate by approximately $50 million per year until 2002.

    Recognizing the competitive trends in the electric utility industry and the impracticability of remedying the situation through a series of customer rate increases, in mid-1996, the Company began comprehensive negotiations to terminate, amend or restate a substantial portion of above-market PPAs in an effort to mitigate the escalating cost of these PPAs as well as to prepare the Company for a more competitive environment. These negotiations led to the MRA and the PowerChoice Agreement. See "The MRA and the PowerChoice Agreement."

THE MRA

    The MRA is an agreement among the Company and 14 IPPs (the "IPP Parties") that sell electricity to the Company under 27 PPAs, representing in excess of 75% of the Company's estimated above-market power purchase obligation. The Company expects to consummate the MRA concurrently with and as a condition to the MRA Financing. Upon consummation of the MRA, the 27 PPAs will be terminated, restated or amended in exchange for an aggregate payment to the IPP Parties of approximately $3.6 billion in cash and approximately 42.9 million shares of Common Stock (representing approximately 23% of the Company's outstanding shares following such issuance). A portion of such 42.9 million shares is being offered hereby and the net proceeds thereof will be paid to the IPP Parties. The remainder of such shares will be issued directly to the IPP Parties and will be registered for resale under the Securities Act. The closing of the MRA is subject to approval by the Company's common shareholders of the issuance of Common Stock to the IPP Parties. See "The MRA and the PowerChoice Agreement."

THE POWERCHOICE AGREEMENT

    On March 20, 1998, the Company received written approval from the PSC for the PowerChoice Agreement, which establishes a five-year rate plan and incorporates the terms of the MRA. The key elements of the PowerChoice Agreement include: (i) a revenue reduction (exclusive of reductions in the New York State Gross Receipts Tax ("GRT")) of approximately $111.8 million for all customer classes to be phased-in over three years beginning upon the consummation of the MRA; (ii) a cap on prices to electric customers in years four and five of the five-year term; (iii) an allowance for the Company to recover stranded costs (including the recoverable costs associated with the MRA); (iv) the permission to establish a regulatory asset, reflecting the recoverable costs of the MRA which will be amortized generally over ten years (the "MRA Regulatory Asset");
(v) an agreement by the Company to divest its fossil and hydro electric generating facilities (4,217 MW) within a defined time period and retain its nuclear generating facilities (1,082 MW) with a commitment to explore their divestiture at a later date; and (vi) an agreement by the Company to provide its retail electric customers with the option to choose their supplier of electricity by no later than December 1999. See "The MRA and the PowerChoice Agreement."

BUSINESS STRATEGY

    In New York State, where the Company's principal assets are located, the PSC has established guidelines and goals for the development of a competitive electricity market through the Competitive Opportunities Proceeding. The PSC's stated goals include (i) lowering customer rates; (ii) increasing customer choice; (iii) maintaining reliability of service; (iv) continuing environmental and public policy programs; (v) mitigating concerns about market power; and (vi) continuing customer protections and the obligation to serve. In addition, the PSC has stated that electric utilities may recover stranded costs from customers through a non-bypassable "wires" charge, known as a Competitive Transition Charge ("CTC"), to be collected by electric distribution companies. Stranded costs are utility costs that cannot be fully recovered from customers in rates established in a competitive market. However, the PSC also cautioned that a careful balancing of customer and electric utility interests and expectations is necessary, and that the level of stranded cost recovery will ultimately depend on the particular circumstances of each electric utility. Six of the seven investor-owned electric utilities in New York State have had major restructuring proposals approved, including the Company's PowerChoice Agreement.

    Management believes that the MRA and the PowerChoice Agreement provide the Company with financial stability and create an improved platform from which to build value. The primary objective of the MRA is to convert a large and growing off-balance sheet payment obligation that threatens the financial viability of the Company into a fixed and manageable capital obligation. Accordingly, the Company believes that the lower contractual obligations resulting from the MRA will significantly improve cash flow which can be dedicated to reduce indebtedness incurred to fund the MRA. With the PowerChoice Agreement, the Company has established lower prices for its industrial, commercial and residential electric customers for a period of three years and reasonable certainty of prices for the two years thereafter. The MRA also facilitates the creation of a competitive electricity supply market in the Company's service territory.

    In the near term, the Company believes the greatest opportunity for improving the cash flow and financial condition of the Company will come from focusing on the regulated electric transmission, distribution, nuclear and gas operations. The Company will continue to emphasize operational excellence and seek to improve margins through cost reductions. In addition, the Company intends to pursue low risk unregulated business opportunities. Pursuant to the PowerChoice Agreement, the Company has a one-year window in which to form a holding company which, if formed, would enhance the Company's ability to explore unregulated business opportunities to foster longer-term strategic growth. The Company is seeking approval from its shareholders to establish a holding company structure through a share exchange (the "Share Exchange"), in which present shareholders of the Company would exchange their shares of the Company's Common Stock on a share-for-share basis for shares of such holding company (such holding Company referred to herein as "Holdings"). The implementation of a holding company structure, if approved by the Company's shareholders, would only occur following various regulatory approvals.

                                  THE OFFERING

Common Stock Offered by the Company......................  22,399,248
Common Stock Outstanding after the Offering(1)...........  187,319,351
Use of Proceeds..........................................  To make payments to the IPP
                                                           Parties
                                                           pursuant to the MRA.
NYSE Symbol..............................................  NMK

------------------------

(1) Reflects the issuance of approximately 42.9 million shares, including the Shares offered hereby, issued by the Company pursuant to the MRA as compensation to the IPP Parties.

                              RECENT DEVELOPMENTS

    Following discussions with the staff of the Securities and Exchange Commission, the Company has restated its financial results for 1997. Originally, the Company's fourth-quarter 1997 reported financials reflected a one-time, non-cash charge of $190.0 million, or $0.85 per share related to the MRA, that the Company determined was necessary after reviewing the PSC Order. Subsequently, the Company has decided to recalculate and reflect the non-cash charge in 1998 upon consummation of the MRA, which is presently scheduled for June 30, 1998. As a result of such restatement, the Company reported restated 1997 earnings of $145.9 million, or $1.01 per share, as compared to previously reported earnings of $22.4 million, or $0.16 per share. In addition, the Company reported a restated fourth-quarter loss of $(1.4) million, or $(0.01) per share, as compared to the previously reported loss of $(124.9) million or $(0.86) per share. All financial data in this Prospectus Supplement have been presented to reflect such restatement. Based on the actual net offering price of $13.56 per share, the amount of the charge related to the approximately 22.4 million Shares offered hereby is $124.5 million. Using the Company's closing Common Stock price on June 25, 1998 of $14 1/4 per share, the estimated charge to expense for the approximately 20.5 million shares to be issued directly to the IPP Parties will be approximately $128.4 million, for a total amount of approximately $252.9 million to be charged to expense upon the closing of the MRA. See "The MRA and the PowerChoice Agreement."

    On June 17, 1998, the Notes were priced, the Company entered into an underwriting agreement for the sale of the Notes and trading of the Notes commenced.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table presents certain historical and pro forma financial and operating data of the Company as of the dates and for the periods indicated. The historical financial data as of the end of and for each of the three years in the period ended December 31, 1997 are derived from the audited consolidated financial statements of the Company. The historical financial data as of and for the three months ended March 31, 1997 and March 31, 1998 are derived from the unaudited financial statements of the Company, which in the opinion of management, contain all adjustments necessary for a fair presentation thereof. The following data should be read in conjunction with "Pro Forma Condensed Financial Statements," "Selected Historical Financial Data," "Management's Discussion of Pro Forma Condensed Financial Statements" and the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. The pro forma financial data are not necessarily indicative of the results that would be achieved if the pro forma transactions had occurred on the dates indicated or the results that will be achieved in the future. The results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be achieved for the full year ending December 31, 1998.

                                                                                                              TWELVE
                                                                                                              MONTHS
                                                                                                              ENDED
                                       YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED MARCH 31,    MARCH 31,
                             -------------------------------------------  --------------------------------  ----------
                                                              PRO FORMA                         PRO FORMA   PRO FORMA
                               1995       1996       1997      1997 (1)     1997       1998      1998(1)     1998(1)
                                                   (Dollars in thousands except per share data)
  STATEMENT OF INCOME DATA:
  Operating revenues.......  $3,917,338 $3,990,653 $3,966,404 $3,870,304  $1,163,832 $1,098,404 $1,074,379  $3,804,876
  Operating income.........    684,034    522,338    558,839     606,239    231,937    134,297     144,647     502,599
  Interest charges.........    279,674    278,033    273,906     522,706     67,538     65,590     126,715     516,358
  Income before federal and
    foreign income taxes...    407,429    280,248    309,930     102,130    171,499     72,932      20,557       1,963
  Net income (loss)........    248,036    110,390    183,335      48,235    103,022     20,363     (13,712)    (35,424)
  Balance available for
    common stock...........    208,440     72,109    145,938      10,838     93,623     11,140     (22,935)    (72,645)

  Average shares of common
    stock outstanding (in
    thousands).............    144,329    144,350    144,404     187,304    144,389    144,419     187,319     187,312
  Basic and diluted
    earnings (loss) per
    average share of common
    stock..................  $    1.44  $    0.50  $    1.01  $     0.06  $    0.65  $    0.08  $    (0.12) $    (0.39)
OTHER OPERATING DATA:
  EBITDA (2)...............  $ 929,130  $ 957,549  $ 961,502  $1,426,702    358,863  $ 222,273  $  337,073  $1,318,887
  Capital expenditures
    (3)....................    345,804    352,049    290,757     290,757     53,552    132,354     132,354     369,559
  Amortization of MRA
    Regulatory Asset.......     --         --         --         378,000     --         --          94,500     378,000
  Depreciation and
    amortization...........    317,831    329,827    339,641     339,641     84,222     87,950      87,950     343,369
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Net utility plant........  $7,007,853 $6,957,615 $6,868,044 $6,868,044  $6,919,730 $6,897,664 $6,897,664  $6,897,664
  Regulatory assets
    (including MRA
    Regulatory Asset)......  1,300,812  1,214,306  1,176,824   5,166,024  1,171,468  1,174,570   5,162,570   5,162,570
  Total assets.............  9,477,869  9,427,635  9,584,141  13,420,016  9,515,010  9,707,583  13,543,458  13,543,458
CAPITALIZATION (AT END OF
  PERIOD):
  Long-term debt, excluding
    current portion........  $3,582,414 $3,477,879 $3,417,381 $6,696,456  $3,478,628 $3,418,299 $6,697,374  $6,697,374
  Preferred stock,
    excluding current
    portion................    536,850    526,730    516,610     516,610    526,730    516,610     516,610     516,610
  Common stockholders'
    equity.................  2,513,952  2,585,572  2,727,527   3,159,827  2,676,890  2,739,957   3,172,257   3,172,257
                             ---------  ---------  ---------  ----------  ---------  ---------  ----------  ----------
    Total capitalization...  $6,633,216 $6,590,181 $6,661,518 $10,372,893 $6,682,248 $6,674,866 $10,386,241 $10,386,241
                             ---------  ---------  ---------  ----------  ---------  ---------  ----------  ----------
                             ---------  ---------  ---------  ----------  ---------  ---------  ----------  ----------

------------------------------
(1) Gives pro forma effect to the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, as if such transactions had occurred on the first day of each period presented for purposes of the unaudited Pro Forma Condensed Statements of Income and on December 31, 1997 or March 31, 1998, as applicable, for purposes of the unaudited Pro Forma Condensed Balance Sheet. See the "Pro Forma Condensed Financial Statements" including the accompanying notes.

(2) EBITDA represents earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, MRA Regulatory Asset amortization, non-cash regulatory deferrals and other amortizations, and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Pro Forma Condensed Statements of Income contained herein and the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus.

(3) Capital expenditures consist of amounts for the Company's construction program related to its transmission, distribution and generation operations (including nuclear fuel, related allowance for funds used during construction and capitalized overhead expenses), and the amounts incurred to comply with the Clean Air Act and other environmental requirements.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE STATEMENTS THAT CONSTITUTE FORWARD LOOKING INFORMATION WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, FINANCING PLANS, BUSINESS STRATEGY, PROJECTED COSTS AND CAPITAL EXPENDITURES, OPERATIONS UNDER THE MRA AND THE POWERCHOICE AGREEMENT AND WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "INTEND," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS APPEAR IN THIS PROSPECTUS SUPPLEMENT UNDER THE CAPTIONS "PROSPECTUS SUPPLEMENT SUMMARY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION OF PRO FORMA CONDENSED FINANCIAL STATEMENTS" AND "THE MRA AND THE POWERCHOICE AGREEMENT." SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. ALL OF THESE FORWARD-LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY THE COMPANY'S MANAGEMENT WHICH, ALTHOUGH BELIEVED BY THE COMPANY'S MANAGEMENT TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. INVESTORS ARE CAUTIONED THAT SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS AND INVOLVE RISKS AND UNCERTAINTIES AND THAT ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE FACTORS DESCRIBED BELOW.

EFFECT OF MRA AND POWERCHOICE ON THE COMPANY'S REPORTED EARNINGS

    The Company's reported net income will be significantly depressed in the future as compared to historical results because of the effects of the MRA and the PowerChoice Agreement. Pursuant to the rate reductions under PowerChoice, the Company's electric revenues will be reduced by approximately $111.8 million to be phased in over three years. In addition, the compensation paid to the IPP Parties in the form of cash and Common Stock will be capitalized and carried on the Company's books as the MRA Regulatory Asset in an amount of approximately $4.0 billion. This asset will be amortized generally over ten years and will substantially reduce the Company's reported earnings. Finally, the estimated additional interest charges and amortization of debt issuance costs associated with the Debt Offering will increase the Company's future interest expense and correspondingly reduce earnings. The impact of reduced revenues under the PowerChoice Agreement, the MRA Regulatory Asset amortization and the increased interest expense related to the Debt Offering will be partially offset by the benefit to the Company of the decreased cost of electricity purchased from the IPPs. On a pro forma basis, as a result of the above adjustments, the Company's net income (loss) will be reduced by $135.1 million and $136.1 million for the year ended December 31, 1997 and the twelve months ended March 31, 1998, respectively, to $48.2 million and $(35.4) million, respectively, for such periods. On a historical basis, the Company reported net income of $183.3 million and $100.7 million, respectively, for such periods. The foregoing may adversely affect the market for the Common Stock and the prices at which it may trade.

SUBSTANTIAL LEVERAGE AND LIMITED FINANCIAL FLEXIBILITY

    Following consummation of the MRA and the Debt Offering, the Company will have substantial leverage and significant debt service obligations. As of March 31, 1998, on a pro forma basis after giving effect to the consummation of the MRA and the Debt Offering, the Company would have had outstanding approximately $6.8 billion of senior indebtedness, consisting primarily of $2.8 billion of First Mortgage Bonds, which are secured by a lien on substantially all of the Company's utility property, $529.0 million of borrowings under the Company's senior bank facility, which are secured with First Mortgage Bonds, $20.0 million of unsecured medium term notes and $3.279 billion of Notes. The Company also will have available additional borrowings of $275.0 million under its senior bank facility and, under the financial covenants set forth in the indenture governing the Notes, will have the ability to incur an additional $1.5 billion of indebtedness. See "Capitalization," "Summary Historical and Pro Forma Financial Data" and "The MRA and the PowerChoice Agreement."

    The degree to which the Company is leveraged could have important consequences to holders of the Shares, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes will be limited in the future; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; and (iii) the Company's substantial leverage may place the Company at a competitive disadvantage, hinder its ability to adjust rapidly to changing market conditions and make it more vulnerable in the event of a downturn in general economic conditions or its business. See "Management's Discussion of Pro Forma Condensed Financial Statements--Liquidity and Capital Resources."

EFFECT OF DECREASED SALES TO CUSTOMERS

    Under the PowerChoice Agreement, the Company has established rates intended to create sufficient cash flow to at least cover its operating expenses, satisfy its fixed obligations, and recover allowable stranded costs. The Company's rate design is based on estimates of future electricity usage and the number of customers connected to the Company's distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in the Company's service area could result in lower sales due to the relocation of customers. Because of the relatively high cost of the Company's electricity, customers could seek to bypass the Company's distribution system through self-generation or the replacement of the Company with a municipal or other utility. While the PowerChoice Agreement requires the payment of an exit fee or access charge in these circumstances (except with respect to customers who had made substantial investment in on-site generation as of October 10, 1997), the affected customers and competitors may challenge the Company's right to collect these fees, or the appropriate level of these fees. There can be no assurance that the Company would prevail in any such proceeding. If revenues are significantly lower than those anticipated in its rate design, the Company's profitability could be materially adversely affected.

REGULATORY MATTERS

    Following implementation of the PowerChoice Agreement, the Company will remain subject to extensive regulation by the PSC. While the most material aspects of the Company's rate structure for the next five years are established in the PowerChoice Agreement, under certain circumstances, the PSC could initiate proceedings to reduce rates. Conversely, the PSC is likely to continue to assess competitive consequences in considering future rate increases even in the event that the Company experiences revenue shortfalls or increased expenses. In addition, many aspects of the Company's operations, including its electric transmission and distribution systems, the operation and maintenance of its nuclear facilities, its gas distribution operations and the issuance of securities, will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to the Company could adversely affect the Company's business and financial condition. Further, uncertainty exists regarding the ultimate impact on the Company as the electric industry is further deregulated and electricity suppliers gain open access to the Company's retail customers.

    New York laws governing the approval of the PowerChoice Agreement provide various parties the right to appeal such approval by giving notice of their intention to do so within four months of the date on which approval becomes final. Such an appeal may be based on the failure of the record to show a reasonable basis for the terms of the PowerChoice Agreement and may result in an amendment of the record to correct such failure, in renegotiation of such terms or in renegotiation of the PowerChoice Agreement as a whole. There can be no assurance that, if appealed, the approval of the PowerChoice Agreement will be upheld or that such appeal will not result in terms substantially less favorable to the Company than those described herein. Certain parties have filed petitions for rehearing before the PSC. Of the six petitions filed, three have been denied. In addition, certain parties filed an action seeking to enjoin the implementation of the PowerChoice Agreement, the MRA and the Company's contemplated Genco Divestiture on the grounds that the PSC failed to comply with the provisions of the New York State Environmental Quality Review Act. On April 20, 1998, the application for a temporary restraining order was denied, and on May 22, 1998, the injunction was denied and the petition was dismissed, which decision is appealable. The Company is unable to predict the outcome of any such proceeding. Suspension of the

PowerChoice Agreement or renegotiation of its material terms could have a material adverse effect on the Company's results of operations.

RESTRICTIONS ON THE ABILITY TO PAY DIVIDENDS

    The Company's Board of Directors omitted the Common Stock dividend beginning in 1996 in order to stabilize the Company's financial condition and to provide additional cash to service its fixed obligations. The Company expects to dedicate a substantial portion of its future cash flow to reduce the indebtedness incurred in connection with the MRA, which will reduce the amount of cash available to pay dividends on the Common Stock. In addition, the PowerChoice Agreement, as well as the indenture governing the Notes and the Company's senior bank facility, significantly limit the amount that the Company is permitted to pay in dividends on its Common Stock and Preferred Stock. In light of the foregoing, there can be no assurance that the Company will be in a position to pay dividends on the Common Stock in the near future and, if such dividends are paid, their amount may be limited based on the Board's evaluation of the Company's financial condition, business conditions and other factors at the time.

FEDERAL INCOME TAX IMPLICATIONS OF MRA TO THE COMPANY

    The Company has requested rulings from the Internal Revenue Service to the effect that the amount of cash and Common Stock paid to the IPP Parties who are terminating their PPAs upon closing of the MRA will be currently deductible and generate a substantial net operating loss ("NOL"). No assurance can be given that favorable rulings will be issued. If favorable rulings are not received, and the Company's claimed current deductions are challenged on audit and not ultimately sustained, the amount of tax refunds generated from the NOL carryback, and thus the amount of cash available to provide operating capital and service the Company's obligations following consummation of the MRA, would be reduced. While any disallowed deductions would ultimately be allowable in future years, and would likely create, or increase the amount of NOLs available to offset tax liabilities in future years, cash flow would be adversely affected in the near term.

    The Company's ability to utilize the NOL generated as a result of the MRA could be substantially limited under the rules of section 382 of the Internal Revenue Code (the "Code") if certain changes in the Company's stock ownership were to occur following the consummation of the MRA. In general, the limitation is triggered by a more than 50% change in stock ownership during a 3-year testing period by shareholders who own, directly or indirectly, 5% or more of the Common Stock. For purposes of making the change in ownership computation, the IPP Parties who are issued Common Stock pursuant to the MRA and the purchasers in the Offering will likely be considered separate 5% shareholder groups, with the result that a stock ownership change of up to 23% will be deemed to have occurred by reason of their collective acquisition of such stock. Thus, if the IPP Parties, the purchasers in the Offering and any other 5% shareholders experience ownership increases totaling more than 27% during any 3-year testing period that includes the consummation date of the MRA, the 50% statutory threshold would be breached and the NOL limitation would apply. The rules for determining changes in stock ownership for purposes of section 382 are extremely complicated and in many respects uncertain. A stock ownership change could occur as a result of circumstances that are not within the control of the Company. If a more than 50% change in ownership were to occur, the Company's remaining usable NOL on a going forward basis would likely be significantly lower than the NOL amount which otherwise would be usable absent the limitation. Consequently, the Company's net cash position could be significantly lower as a result of tax liabilities which would otherwise be eliminated or reduced through unrestricted use of the NOL.

NUCLEAR FACILITY RISK

    Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. The Company's Nine Mile Point Nuclear Unit No. 1 ("Unit 1") nuclear facility is one of the oldest in operation, having commenced operations in 1969. In the event of an extended outage of either Unit 1 or Unit 2 at Nine Mile Point, the Company would be required to purchase power in the open market to replace the power normally produced by these facilities. Such purchases would subject the Company to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could have a material adverse effect on the Company's cash flow. Under the PowerChoice Agreement, the Company is not entitled to pass along these increased costs to customers in the form of higher electric rates. If either facility were to have problems with its physical condition or require significant capital expenditure, the Company would evaluate the economic justification of continuing to operate the facility. The prudence of the Company's decision to close a facility is subject to review by the PSC to determine whether the Company should be allowed to recover its incremental costs, including replacement power costs, which would likely be an amount significant to the Company.

ENVIRONMENTAL REGULATIONS

    The Company and its operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations and hazardous waste management. Compliance with these laws and regulations is an increasingly important factor in the Company's business. The Company is currently conducting a program to investigate and restore, as necessary to meet current environmental standards, certain properties associated with its former gas manufacturing process and other properties which the Company has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that the Company contributed. The Company has also been advised that various federal, state or local agencies believe certain properties require investigation and has prioritized the sites based on available information in order to enhance the management of investigation and remediation, if necessary. The Company is currently aware of 124 such sites with which it has been or may be associated, including 76 which are Company-owned. With respect to non-owned sites, the Company may be required to contribute some share of the remedial costs. The Company has denied any responsibility in certain of these sites and is contesting liability accordingly. Although in practice, remedial costs are often allocated among parties, one party can, as a matter of law, be held liable for all of the remedial costs at a site regardless of fault. The Company has accrued a liability in the amount of $220 million for remedial costs and the high end of the range of remedial costs is currently estimated by the Company to be approximately $650 million, including approximately $285 million in the unlikely event the Company is required to assume 100% responsibility at non-owned sites. The Company believes that it is probable that environmental compliance and remediation costs will continue to be recovered in its rates and the Company has recorded a regulatory asset for recovery of these costs. However, there can be no assurance that additional expenses associated with remedial costs or compliance with proposed and future environmental laws and regulations could not have a material adverse effect on the future operations and financial condition of the Company.

ACCOUNTING PRINCIPLES

    The Company continues to apply the accounting principles of SFAS No. 71 to its electric transmission and distribution, nuclear and gas operations, based on the terms of the PowerChoice Agreement. SFAS No. 71 permits a utility to defer certain costs for future recovery which would otherwise be charged to expense when authorized to do so by the relevant regulatory authorities. As of March 31, 1998, the Company had recorded $811.0 million of regulatory assets, net of regulatory liabilities, associated with the electric business. The deferral of the costs of the MRA by the PSC will cause the net regulatory assets to increase by approximately $4.0 billion. In the event that the Company determined, either as a result of lower than expected revenues or higher than expected costs, that its net regulatory assets were not in fact recoverable, it could no longer apply the principles of SFAS No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized net regulatory assets.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed and principally traded on the New York Stock Exchange. The table below sets forth the high and low sales prices of the Common Stock for the fiscal periods indicated as reported in The Wall Street Journal as New York Stock Exchange Composite Transactions. No dividends were paid on the Common Stock during such period.

                                                                                    PRICE RANGE
                                                                                --------------------
                                                                                  HIGH        LOW

                                                                                   ($)        ($)
Calendar 1996
  First Quarter...............................................................  10 1/8     6 1/2
  Second Quarter..............................................................  8 5/8      6 1/2
  Third Quarter...............................................................  8 7/8      6 3/4
  Fourth Quarter..............................................................  10         7 5/8
Calendar 1997
  First Quarter...............................................................  11 1/8     8 1/8
  Second Quarter..............................................................  9          7 7/8
  Third Quarter...............................................................  10 1/16    8 1/4
  Fourth Quarter..............................................................  10 9/16    9 1/16
Calendar 1998
  First Quarter...............................................................  13 9/16    10 1/8
  Second Quarter (through June 25, 1998)......................................  14 3/4     11

    The closing price of the Company Common Stock on June 25, 1998 was reported to have been $14 1/4.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on the Common Stock since 1996. The Company currently intends to retain future earnings to repay indebtedness and therefore, does not anticipate paying any cash dividends in the immediate future. The Company is limited in its ability to pay cash dividends in respect of its Common Stock pursuant to the PowerChoice Agreement, the indenture governing the Notes and the Company's senior bank facility. Any future determination to declare and pay dividends will be made by the Board of Directors after evaluating the Company's earnings, cash flow, financial position, capital requirements, contractual agreements, regulatory restrictions, competitive position, and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998 on a historical basis and as adjusted to give pro forma effect to consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture. This table should be read in conjunction with "Pro Forma Condensed Financial Statements," "Summary Historical and Pro Forma Financial Data," "Management's Discussion of Pro Forma Condensed Financial Statements" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                            AT MARCH 31, 1998
                                                                                       ---------------------------
                                                                                        HISTORICAL     PRO FORMA

                                                                                         (Dollars in thousands)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, par value $1.00 per share, 185,000,000 shares authorized.(1) Issued
    and outstanding 144,419,351 and 187,319,351 shares, respectively.................  $    144,419  $     187,319
  Capital stock premium and expense..................................................     1,780,978      2,334,978
  Retained earnings..................................................................       814,560        649,960
                                                                                       ------------  -------------
                                                                                          2,739,957      3,172,257
                                                                                       ------------  -------------
PREFERRED STOCK:
  Preferred stock, cumulative, par value $100 per share, 3,400,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 222,000 shares....................        22,200         22,200
    Non-redeemable. Issued and outstanding 2,100,000 shares..........................       210,000        210,000

  Preferred stock, cumulative, par value $25 per share, 19,600,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 2,581,204 shares..................        64,530         64,530
    Non-redeemable. Issued and outstanding 9,200,000 shares..........................       230,000        230,000
                                                                                       ------------  -------------
      Total preferred stock..........................................................       526,730        526,730
      Less--Preferred stock due within one year......................................        10,120         10,120
                                                                                       ------------  -------------
                                                                                            516,610        516,610
                                                                                       ------------  -------------
  Preference stock, par value $25 per share, 8,000,000 shares authorized. None issued
    and outstanding..................................................................       --            --

LONG-TERM DEBT:
  First Mortgage Bonds...............................................................     2,801,305      2,801,305
  Promissory Notes...................................................................       413,760        413,760
  Credit Facility....................................................................       105,000        105,000
  Senior Notes.......................................................................       --           2,950,000
  Senior Discount Notes..............................................................       --             329,075
  Other long-term debt...............................................................       165,299        165,299
                                                                                       ------------  -------------
      Total long-term debt...........................................................     3,485,364      6,764,439
      Less--Long-term debt due within one year.......................................        67,065         67,065
                                                                                       ------------  -------------
                                                                                          3,418,299      6,697,374
                                                                                       ------------  -------------
        Total capitalization.........................................................  $  6,674,866  $  10,386,241
                                                                                       ------------  -------------
                                                                                       ------------  -------------

------------------------------

(1) The Company is seeking authorization from its shareholders at its 1998 annual meeting to increase the number of authorized shares of Common Stock. If such approval is not received, the Company intends either to renegotiate the terms of the MRA to increase cash and decrease the number of shares of Common Stock to be issued to the IPP Parties, or to buy outstanding Common Stock to be used for the MRA payments.

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS

INTRODUCTION

    The following unaudited Pro Forma Condensed Statements of Income and unaudited Pro Forma Condensed Balance Sheet are based on the historical Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement, as adjusted to give effect to (i) the consummation of the MRA; (ii) the consummation of the MRA Financing; (iii) the issuance to the IPP Parties of approximately 42.9 million shares of Common Stock, less the number of Shares offered hereby; and (iv) the principal terms of the PowerChoice Agreement, including the first year impact of a three year rate reduction intended to reduce the Company's revenues (exclusive of reductions in the GRT) by approximately $111.8 million by the time it is fully phased in over three years, and the establishment of the MRA Regulatory Asset (described in note 6 of the notes to unaudited Pro Forma Condensed Balance Sheet) which will be amortized by the Company generally over ten years. The unaudited Pro Forma Condensed Financial Statements do not give effect to the Genco Divestiture and certain elements of the PowerChoice Agreement that are not material to the financial results of the Company. The Company is unable at this time to predict either the timing of the Genco Divestiture or the amount of proceeds that the Company will receive. In the event that unacceptable bids are received for any or all of the generating facilities, the Company may spin off such assets to its shareholders. The net book value of the fossil and hydro generating facilities at March 31, 1998 was approximately $1.1 billion. The unaudited Pro Forma Condensed Statements of Income have been prepared to reflect the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, as if they had occurred on the first day of each period presented. The unaudited Pro Forma Condensed Balance Sheet has been prepared to reflect the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, as if they had occurred on March 31, 1998.

    The PSC has limited the amount of the MRA Regulatory Asset that can be recovered from customers to approximately $4.0 billion. The MRA Regulatory Asset represents the recoverable costs of the MRA, consisting of the cash compensation paid to the IPP Parties, the issuance of approximately 42.9 million shares of Common Stock, and other expenses related to the MRA. The pro forma income statements for the year ended December 31, 1997 and the three and twelve months ended March 31, 1998 do not include an adjustment for the one-time, non-cash write-off associated with the PSC Order that limited the amount of the MRA Regulatory Asset that can be recovered from customers. Because the value of the Common Stock issued directly to the IPP Parties and that of the Shares offered hereby can only be determined at the date of the closing of the MRA and the Offering, respectively, the value of the limitation on the recoverability of the MRA Regulatory Asset is expected to be recorded as a charge to expense in the second quarter of 1998 upon the closing of the MRA and the Offering. The ultimate amount of the charge to expense will be determined as the difference between $8 per share and the Company's closing Common Stock price on the date the MRA closes with respect to the portion of the 42.9 million shares to be issued directly to the IPP Parties, and the actual net offering price with respect to the Shares offered hereby. Based on the actual net offering price of $13.56 per share, the amount of the charge related to the Shares offered hereby is $124.5 million. Using the Company's closing Common Stock price on June 25, 1998 of $14 1/4 per share, the estimated charge to expense for the portion of the 42.9 million shares to be issued directly to the IPP Parties will be approximately $128.4 million, for a total amount of approximately $252.9 million to be charged to expense upon the closing of the MRA. See "The MRA and the PowerChoice Agreement."

    The unaudited Pro Forma Condensed Financial Statements and accompanying notes should be read in conjunction with the Company's historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus Supplement. The unaudited Pro Forma Condensed Financial Statements are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would actually have been if the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement, excluding the Genco Divestiture, had occurred on the dates set forth herein, or to project the Company's financial position or results of operations at any future date or for any future period. However, the unaudited Pro Forma Condensed Financial Statements contain, in the opinion of management, all adjustments necessary for a fair presentation.

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)

                                                                          YEAR ENDED DECEMBER 31, 1997
                                                                   -------------------------------------------
                                                                                   PRO FORMA
                                                                   HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                                     (Dollars in thousands except per share
                                                                                      data)
Operating Revenues:
  Electric.......................................................  $ 3,309,441  $   (56,300)(1)
                                                                                    (39,800)(2)    $ 3,213,341
  Gas............................................................      656,963                         656,963
                                                                   -----------  ----------------   -----------
                                                                     3,966,404      (96,100)         3,870,304
                                                                   -----------  ----------------   -----------
Operating Expenses:
  Fuel for electric generation...................................      179,455                         179,455
  Electricity purchased:
    IPP..........................................................    1,105,970     (807,000)(3)
                                                                                    203,700(3)
                                                                                     81,800(3)         584,470
    Others.......................................................      130,138                         130,138
  Gas purchased..................................................      345,610                         345,610
  Other operation and maintenance................................      835,282                         835,282
  Amortization of MRA Regulatory Asset...........................      --           378,000(4)         378,000
  Depreciation and amortization..................................      339,641                         339,641
  Other taxes....................................................      471,469                         471,469
                                                                   -----------  ----------------   -----------
                                                                     3,407,565     (143,500)         3,264,065
                                                                   -----------  ----------------   -----------
Operating income.................................................      558,839       47,400            606,239
Other income.....................................................       24,997       (6,400)(5)         18,597
                                                                   -----------  ----------------   -----------
Income before interest charges...................................      583,836       41,000            624,836
Interest charges.................................................      273,906       25,700(6)
                                                                                    248,300(7)
                                                                                    (25,200)(7)        522,706
                                                                   -----------  ----------------   -----------
Income before federal and foreign income taxes...................      309,930     (207,800)           102,130
Federal and foreign income taxes.................................      126,595      (72,700)(8)         53,895
                                                                   -----------  ----------------   -----------
Net income.......................................................      183,335     (135,100)            48,235
Dividends on preferred stock.....................................       37,397                          37,397
                                                                   -----------  ----------------   -----------
Balance available for common stock...............................  $   145,938  $  (135,100)       $    10,838
                                                                   -----------  ----------------   -----------
                                                                   -----------  ----------------   -----------
Average number of shares of common stock outstanding (in
  thousands).....................................................      144,404       42,900(9)         187,304
Basic and diluted earnings per average share of common stock.....  $      1.01                     $      0.06

OTHER OPERATING DATA:
  EBITDA (10)....................................................  $   961,502                     $ 1,426,702

       See accompanying notes to Pro Forma Condensed Statements of Income

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)

                                                                      THREE MONTHS ENDED MARCH 31, 1998
                                                                   ---------------------------------------
                                                                                 PRO FORMA
                                                                   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                                   (Dollars in thousands except per share
                                                                                    data)
Operating Revenues:
  Electric.......................................................  $  863,169  $  (14,075)(1)
                                                                                   (9,950)(2)   $  839,144
  Gas............................................................     235,235                      235,235
                                                                   ----------  --------------   ----------
                                                                    1,098,404     (24,025)       1,074,379
                                                                   ----------  --------------   ----------
Operating Expenses:
  Fuel for electric generation...................................      47,198                       47,198
  Electricity purchased:
    IPP..........................................................     299,938    (201,500)(3)
                                                                                   53,275(3)
                                                                                   19,350(3)       171,063
    Others.......................................................      24,412                       24,412
  Gas purchased..................................................     115,452                      115,452
  Other operation and maintenance................................     262,362                      262,362
  Amortization of MRA Regulatory Asset...........................                  94,500(4)        94,500
  Depreciation and amortization..................................      87,950                       87,950
  Other taxes....................................................     126,795                      126,795
                                                                   ----------  --------------   ----------
                                                                      964,107     (34,375)         929,732
                                                                   ----------  --------------   ----------
Operating income.................................................     134,297      10,350          144,647
                                                                   ----------  --------------   ----------
Other income.....................................................       4,225      (1,600)(5)        2,625
                                                                   ----------  --------------   ----------
Income before interest charges...................................     138,522       8,750          147,272
Interest charges.................................................      65,590       6,425(6)
                                                                                   61,000(7)
                                                                                   (6,300)(7)      126,715
                                                                   ----------  --------------   ----------
Income before federal and foreign income taxes...................      72,932     (52,375)          20,557
Federal and foreign income taxes.................................      52,569     (18,300)(8)       34,269
                                                                   ----------  --------------   ----------
Net income (loss)................................................      20,363     (34,075)         (13,712)
Dividends on preferred stock.....................................       9,223                        9,223
                                                                   ----------  --------------   ----------
Balance available for common stock...............................  $   11,140  $  (34,075)      $  (22,935)
                                                                   ----------  --------------   ----------
                                                                   ----------  --------------   ----------
Average number of shares of common stock outstanding (in
  thousands).....................................................     144,419      42,900(9)       187,319
Basic and diluted earnings (loss) per average share of common
  stock..........................................................  $     0.08                   $    (0.12)

OTHER OPERATING DATA:
  EBITDA (10)....................................................  $  222,273                   $  337,073

       See accompanying notes to Pro Forma Condensed Statements of Income

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (Unaudited)

                                                                       TWELVE MONTHS ENDED MARCH 31, 1998
                                                                   ------------------------------------------
                                                                                   PRO FORMA
                                                                    HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                                     (Dollars in thousands except per share
                                                                                     data)
Operating Revenues:
  Electric.......................................................  $  3,295,241   $    (56,300)(1)
                                                                                       (39,800)(2) $  3,199,141
  Gas............................................................       605,735                       605,735
                                                                   ------------  --------------  ------------
                                                                      3,900,976        (96,100)     3,804,876
                                                                   ------------  --------------  ------------
Operating Expenses:
  Fuel for electric generation...................................       189,188                       189,188
  Electricity purchased:
    IPP..........................................................     1,107,697       (806,000)(3)
                                                                                       213,100(3)
                                                                                        77,400(3)      592,197
    Others.......................................................       123,958                       123,958
  Gas purchased..................................................       312,431                       312,431
  Other operation and maintenance................................       890,979                       890,979
  Amortization of MRA Regulatory Asset...........................                      378,000(4)      378,000
  Depreciation and amortization..................................       343,369                       343,369
  Other taxes....................................................       472,155                       472,155
                                                                   ------------  --------------  ------------
                                                                      3,439,777       (137,500)     3,302,277
                                                                   ------------  --------------  ------------
Operating income.................................................       461,199         41,400        502,599
Other income.....................................................        22,122         (6,400)(5)       15,722
                                                                   ------------  --------------  ------------
Income before interest charges...................................       483,321         35,000        518,321
Interest charges.................................................       271,958         25,700(6)
                                                                                       243,900(7)
                                                                                       (25,200)(7)      516,358
                                                                   ------------  --------------  ------------
Income before federal and foreign income taxes...................       211,363       (209,400)         1,963
Federal and foreign income taxes.................................       110,687        (73,300)(8)       37,387
                                                                   ------------  --------------  ------------
Net income (loss)................................................       100,676       (136,100)       (35,424)
Dividends on preferred stock.....................................        37,221                        37,221
                                                                   ------------  --------------  ------------
Balance available for common stock...............................  $     63,455   $   (136,100)  $    (72,645)
                                                                   ------------  --------------  ------------
                                                                   ------------  --------------  ------------
Average number of shares of common stock outstanding (in
  thousands).....................................................       144,412         42,900(9)      187,312
Basic and diluted earnings (loss) per average share of common
  stock..........................................................  $       0.44                  $      (0.39)

OTHER OPERATING DATA:
  EBITDA (10)....................................................  $    859,687                  $  1,318,887

       See accompanying notes to Pro Forma Condensed Statements of Income

          NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

    The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited Pro Forma Condensed Statements of Income for the year ended December 31, 1997 and for the three and twelve months ended March 31, 1998. The unaudited Pro Forma Condensed Statements of Income should be read in conjunction with the historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus.

    The adjustments described below are based on the assumptions and preliminary estimates described therein and are subject to change. These statements do not purport to be indicative of the results of operations of the Company for such period, nor are they indicative of future results. All of the following adjustments for the year ended December 31, 1997 and for the three and twelve months ended March 31, 1998, are pro forma to reflect the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, as if they had occurred on the first day of each respective period.

    The pro forma income statements for the year ended December 31, 1997 and the three and twelve months ended March 31, 1998 do not include an adjustment for the one-time, non-cash write-off associated with the PSC Order that limited the amount of the MRA Regulatory Asset that can be recovered from customers. The ultimate amount of the charge to expense will be based upon the Company's closing Common Stock price on the date of the MRA closing with respect to the portion of the 42.9 million shares to be issued directly to the IPP Parties, and the actual net offering price with respect to the Shares offered hereby. Based on the actual net offering price of $13.56 per share, the amount of the charge related to the Shares offered hereby is $124.5 million. Using the Company's closing Common Stock price on June 25, 1998 of $14 1/4 per share, the estimated charge to expense for the portion of the 42.9 million shares to be issued directly to the IPP Parties will be approximately $128.4 million, for a total amount of approximately $252.9 million to be charged to expense upon the closing of the MRA.

    The unaudited Pro Forma Statements of Income include the following pro forma adjustments based on the assumptions described below:

    (1) To reflect the first year impact on total electric revenues of the rate reduction requirements contained in the PowerChoice Agreement, which provides for rate reductions to be phased in over three years. These rate reductions are intended to result in a decrease in electric revenues (exclusive of reductions in the GRT) of approximately $111.8 million by the time they are fully phased in over the three years, of which the first year impact for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 is estimated to be approximately $56.3 million, $14.1 million and $56.3 million, respectively. Of the first year revenue reduction applicable to the year ended December 31, 1997 and the twelve months ended March 31, 1998, approximately $12.0 million relates to residential and small commercial customers and is calculated as a price reduction of approximately 0.08 CENTS per Kwh (or approximately 0.7%) to 1997 average prices applied against sales to those customers of 14,475,005 Mwhs and 14,306,055 Mwhs in each period, respectively. Approximately $13.4 million of revenue reductions relate to large commercial and small industrial customers and are calculated as a reduction of approximately 0.20 CENTS per Kwh (or approximately 2.0%) to 1997 average prices applied against sales to those customers of 6,529,095 Mwhs and 6,495,852 Mwhs in each period, respectively. The remaining $30.9 million of revenue reductions relate to large industrial customers and are comprised of several adjustments, including a revenue reduction of $24.9 million based on a price reduction of approximately 0.34 CENTS per Kwh (or approximately 4.3%) to 1997 average prices applied against sales to those customers of 7,387,140 Mwhs and 7,443,164 Mwhs in each period, respectively, and net increases in anticipated discounts to specific customers of $6.0 million. The pro forma adjustment for revenue reductions for the three months ended March 31, 1998 is calculated as one quarter of the revenue reductions for the twelve months ended March 31, 1998. The actual rate reductions in any year will be affected by numerous factors such as the volume of electricity sold and the timing of the rate reductions.

    (2) To reflect a deferral of revenues required by the PSC Order. The amount of the deferral is based on the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the weighted average interest rate of 7.29% for the Senior Notes portion of the Debt Offering. The amount of the deferral for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would be $39.8 million, $10.0 million and $39.8 million, respectively.

    (3) To reflect (i) the elimination of $807.0 million, $201.5 million and $806.0 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the termination, restatement or amendment of the 27 PPAs pursuant to the MRA; (ii) the addition of approximately $203.7 million, $53.3 million and $213.1 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the Company's commitment to purchase electricity under the restated and amended contracts entered into with certain IPP Parties as part of the MRA; and (iii) the addition of approximately $81.8 million, $19.4 million and $77.4 million of electricity purchased costs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, reflecting the estimated cost of market purchases of electricity to replace the capacity terminated as part of the MRA. These adjustments decreased the cost of electricity purchased from the IPPs by a net amount of $521.5 million, $128.9 million and $515.5 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. The cost of electricity purchased under the restated and amended contracts for the year ended December 31, 1997 and the twelve months ended March 31, 1998 is based on the first year prices set forth in each of such contracts applied to purchases of 4,340,376 MW also established in the restated and amended contracts. The estimated cost of replacement power is based on the administratively determined SC-6 "buy-back" rate from qualifying facility projects, as approved by the PSC, applied against 4,645,370 MW and 4,391,791 MW of market purchases for the year ended December 31, 1997 and the twelve months ended March 31, 1998, respectively. The weighted average buy-back rate for each period was approximately 1.8 CENTS per Kwh. A 1.0 CENTS per Kwh change in the buy-back rate will impact the annual cost of electricity purchased by approximately $43.4 million. The pro forma adjustments relating to the cost of electricity purchased under the restated and amended contracts and the cost of replacement power for the three months ended March 31, 1998 is calculated as one quarter of the similar adjustments for the twelve months ended March 31, 1998.

    (4) To reflect the amortization of the $3.997 billion MRA Regulatory Asset established as a result of the MRA and the PowerChoice Agreement. Pursuant to the PowerChoice Agreement, the Company will amortize the MRA Regulatory Asset generally over ten years. The amortization amounted to $378.0 million, $94.5 million and $378.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. See "The MRA and the PowerChoice Agreement."

    (5) To reflect interest expense, in accordance with the appropriate regulatory treatment, of $6.4 million, $1.6 million and $6.4 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, on a $157.1 million reduction in the amount of cash compensation paid to the IPP Parties in exchange for adjustments to the restated contracts pursuant to an amendment to the MRA dated April 22, 1998, the amount of which is reflected in the MRA Regulatory Asset. See "The MRA and the Power Choice Agreement."

    (6) To reflect the amortization of the total debt issuance costs of approximately $88.8 million incurred and capitalized in connection with the Debt Offering, including approximately $10.5 million of debt issuance discounts. The debt issuance costs will be amortized over the life of the indebtedness represented by the Debt Offering using the interest method and would have amounted to $25.7 million, $6.4 million and $25.7 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively.

    (7) To reflect additional interest charges associated with the indebtedness represented by the Debt Offering and borrowings that would have been drawn under the Company's receivables facility in order to fund the Company's cash obligations under the MRA. Interest charges on the indebtedness represented by the Senior Notes portion of the Debt Offering were calculated at the weighted average interest rate of 7.29% and amounted to $215.0 million, $53.7 million and $215.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. The amount of accreted interest on the Senior Discount Notes was calculated at the interest rate of 8.5% and amounted to $28.0 million, $7.0 million and $28.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, of which $25.2 million, $6.3 million and $25.2 million, respectively, was capitalized as part of the MRA Regulatory Asset for such periods. The amount of the accreted interest that was not deferred to the MRA Regulatory Asset was $2.8 million, $0.7 million and $2.8 million, respectively, for such periods. Further, interest charges on the additional borrowings under the receivables facility were calculated assuming an interest rate of 7.5% and amounted to $5.3 million, $0.3 million and $0.9 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively.

    (8) To reflect a reduction of $72.7 million, $18.3 million and $73.3 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively, in federal and foreign income taxes as a result of the reduction in pro forma income before federal and foreign income taxes, calculated at the statutory federal income tax rate of 35.0%. Pro forma income before federal and foreign income taxes is reduced by $207.8 million, $52.4 million and $209.4 million, respectively, for such periods as the net result of the pro forma adjustments described in notes
(1) through (7).

    (9) To reflect the issuance of approximately 42.9 million shares of Common Stock, a portion of which is being offered hereby and the remainder being issued directly to the IPP Parties pursuant to the MRA.

    (10) EBITDA represents earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, MRA Regulatory Asset amortization, non-cash regulatory deferrals and other amortizations and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Pro Forma Condensed Statements of Income contained herein and the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus.

                       PRO FORMA CONDENSED BALANCE SHEET
                                  (Unaudited)

                                                                               AT MARCH 31, 1998
                                                                   ------------------------------------------
                                                                                   PRO FORMA
                                                                    HISTORICAL    ADJUSTMENTS     PRO FORMA

                                                                             (Dollars in thousands)
Net utility plant................................................  $  6,897,664                 $   6,897,664
                                                                   ------------                 -------------
Other property and investments...................................       296,976                       296,976
                                                                   ------------                 -------------
Current Assets:
    Cash.........................................................       436,256  $   3,500,462(1)
                                                                                    (3,947,734 (2)
                                                                                        11,500(3)           484
    Other current assets.........................................       829,872         75,000(4)
                                                                                       137,800(5)
                                                                                       (11,500 (3)     1,031,172
                                                                   ------------  -------------  -------------
                                                                      1,266,128       (234,472)     1,031,656
                                                                   ------------  -------------  -------------
MRA Regulatory Asset.............................................         8,700      3,988,000(6)     3,996,700
Other regulatory assets..........................................     1,165,870                     1,165,870
Other assets.....................................................        72,245         82,347(7)       154,592
                                                                   ------------  -------------  -------------
  Total assets...................................................  $  9,707,583  $   3,835,875  $  13,543,458
                                                                   ------------  -------------  -------------
                                                                   ------------  -------------  -------------

          See accompanying notes to Pro Forma Condensed Balance Sheet

                       PRO FORMA CONDENSED BALANCE SHEET
                                  (Unaudited)

                                                                                AT MARCH 31, 1998
                                                                    -----------------------------------------
                                                                                   PRO FORMA
                                                                     HISTORICAL   ADJUSTMENTS     PRO FORMA

                                                                             (DOLLARS IN THOUSANDS)
Capitalization:
Common stockholders' equity:
  Common stock....................................................  $    144,419  $     42,900(8) $     187,319
  Capital stock premium and expense...............................     1,780,978       554,000(8)     2,334,978
  Retained earnings...............................................       814,560      (164,600 (9)       649,960
                                                                    ------------  ------------  -------------
                                                                       2,739,957       432,300      3,172,257

Preferred stock...................................................       516,610                      516,610
Long-term debt....................................................     3,418,299     3,279,075(1)     6,697,374
                                                                    ------------  ------------  -------------
  Total capitalization............................................     6,674,866     3,711,375     10,386,241

Current liabilities...............................................       613,524                      613,524
Regulatory liabilities............................................       239,880                      239,880
Other liabilities.................................................     2,179,313        75,000(4)
                                                                                       137,800(5)
                                                                                       (88,300 (9)     2,303,813
                                                                    ------------  ------------  -------------
  Total liabilities and stockholders' equity......................  $  9,707,583  $  3,835,875  $  13,543,458
                                                                    ------------  ------------  -------------
                                                                    ------------  ------------  -------------

          See accompanying notes to Pro Forma Condensed Balance Sheet

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

    The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited Pro Forma Condensed Balance Sheet at March 31, 1998. The unaudited Pro Forma Condensed Balance Sheet should be read in conjunction with the historical Consolidated Financial Statements and the notes thereto incorporated by reference in this Prospectus.

    The adjustments described below are based on the assumptions and preliminary estimates described therein and are subject to change. These statements do not purport to be indicative of the financial position of the Company as of such date, nor are they indicative of future results. Furthermore, this unaudited Pro Forma Condensed Balance Sheet does not reflect anticipated changes, other than the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, which may occur as the result of operating activities before and after the effective date of the MRA, the MRA Financing, the PowerChoice Agreement and other matters. All of the following adjustments are based on the assumption that the consummation of the MRA and the MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture had occurred on March 31, 1998. Furthermore, all pro forma adjustments related to the Offering reflect the issuance of approximately 22.4 million shares of Common Stock at the actual offering price of $14 1/8 per share.

    The unaudited Pro Forma Condensed Balance Sheet includes the following pro forma adjustments based on the assumptions described below:

(1) To reflect (i) the gross cash proceeds of $316.4 million received by the Company from the Offering reduced for the payment of the estimated equity issuance costs of $12.7 million; and (ii) the gross cash proceeds of $3.279 billion received by the Company from the Debt Offering reduced for the payment of the remaining debt issuance costs estimated by the Company to be approximately $71.8 million and approximately $10.5 million of debt issuance discounts.

(2) To reflect the payment of (i) cash compensation of $3.631 billion paid to the IPP Parties pursuant to the terms of the MRA; (ii) $303.7 million of cash proceeds paid to certain IPP Parties in lieu of a portion of the 42.9 million shares of Common Stock to be issued to them pursuant to the MRA; and (iii) $13.0 million in other remaining expenses related to the MRA. Approximately $8.7 million of other expenses had been incurred and capitalized as the MRA Regulatory Asset as of March 31, 1998.

(3) To reflect partial usage of the Company's receivables facility in light of the liquidity requirements presented in the Pro Forma Condensed Balance Sheet. Such adjustment is representative of the Company's normal cash management practices.

(4) To record the reversal of $75.0 million of estimated federal income tax payments which would not have been made as a result of the deduction of payments made in connection with the MRA.

(5) To record a federal income tax receivable of $137.8 million, based on the net operating loss which would have been generated and carried back two years for income tax purposes. The net loss for income tax purposes results from the current deduction for income tax purposes of the full amount of the consideration, including cash and Common Stock, paid to the IPP Parties pursuant to the MRA. See "Risk Factors--Federal Income Tax Implications of MRA to the Company."

(6) To reflect the establishment of a $3.997 billion MRA Regulatory Asset representing the recoverable costs of the MRA consisting of (i) the cash compensation of $3.631 billion paid to the IPP Parties; (ii) approximately 42.9 million shares of Common Stock offered hereby and issued directly to the IPP Parties valued at an aggregate of $344.0 million or $8 per share, based on the limitation on the amount of the MRA Regulatory Asset, as set forth in the PSC Order; and (iii) other remaining expenses of $13.0 million related to the MRA. Approximately $8.7 million of other expenses had been incurred and capitalized as the MRA Regulatory Asset as of March 31, 1998. The MRA Regulatory Asset was established pursuant to the PowerChoice Agreement and will be amortized generally over ten years. See "The MRA and the PowerChoice Agreement."

(7) To reflect the capitalization of the estimated remaining debt issuance costs of approximately $82.3 million resulting from the Debt Offering, including approximately $10.5 million of debt issuance discounts.

(8) To reflect the issuance of approximately 42.9 million shares of Common Stock, a portion of which is being offered hereby and the remainder being issued directly to the IPP Parties pursuant to the MRA. These shares will be valued at the closing price of the Common Stock on the date of the MRA closing with respect to the portion of the 42.9 million shares to be issued directly to the IPP Parties and the actual net offering price with respect to the Shares offered hereby. Based on the actual net offering price of $13.56 per share, the adjustment to common stockholders' equity related to the Shares offered hereby is $303.7 million. Using the Company's closing Common Stock price on June 25, 1998 of $14 1/4 per share, the estimated adjustment to common stockholders' equity for the portion of the 42.9 million shares to be issued directly to the IPP Parties will be approximately $293.2 million, for a total adjustment of approximately $596.9 million. The adjustment to common stockholders' equity related to the portion of the 42.9 million shares to be issued directly to the IPP Parties will change based on the actual value of such shares on the date of the consummation of the MRA.

(9) To reflect the charge to earnings and related tax benefit associated with the PSC's limitation of the amount of the MRA Regulatory Asset that can be recovered from customers. The amount represents the sum of (i) the difference between $8 and the actual net offering price of $13.56 per share multiplied by the approximately 22.4 million Shares offered hereby; and (ii) the difference between $8 and the closing price of the Common Stock on June 25, 1998 of $14 1/4 per share multiplied by the approximately 20.5 million shares to be issued directly to the IPP Parties. The ultimate amount of the charge to expense will be based upon the Company's closing Common Stock price on the date of the MRA closing with respect to the approximately 20.5 million shares to be issued directly to the IPP Parties, and the actual net offering price with respect to the approximately 22.4 million Shares offered hereby.

                           MANAGEMENT'S DISCUSSION OF
                    PRO FORMA CONDENSED FINANCIAL STATEMENTS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS AND THE NOTES THERETO. CERTAIN STATEMENTS IN THE FOLLOWING DISCUSSION ARE FORWARD-LOOKING STATEMENTS OR DISCUSSIONS OF TRENDS WHICH BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT EXPECTED RESULTS. ACTUAL RESULTS AND TRENDS IN THE FUTURE MAY DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN DEPENDING ON A VARIETY OF FACTORS, INCLUDING THOSE DETAILED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

    The unaudited Pro Forma Condensed Financial Statements give effect to (i) the consummation of the MRA; (ii) the consummation of the MRA Financing; (iii) the issuance to the IPP Parties of approximately 42.9 million shares of Common Stock less the number of Shares offered hereby; and (iv) the principal terms of the PowerChoice Agreement, including the first year impact of a three year rate reduction intended to reduce the Company's revenues by $111.8 million (exclusive of reductions in the GRT) by the time it is fully phased in over three years, and the establishment of the MRA Regulatory Asset which will be amortized by the Company generally over ten years. The unaudited Pro Forma Condensed Financial Statements do not give effect to the Genco Divestiture or certain elements of the PowerChoice Agreement that are not material to the financial results of the Company. The Company is unable at this time to predict either the timing of the Genco Divestiture or the amount of proceeds that the Company will receive. In the event that unacceptable bids are received for any or all of the generating facilities, the Company may spin off such assets to its shareholders. The net book value of the fossil and hydro generating facilities at March 31, 1998 was approximately $1.1 billion.

    On a pro forma basis after giving effect to the consummation of the MRA and MRA Financing, and the principal terms of the PowerChoice Agreement excluding the Genco Divestiture, the Company's revenues for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would have declined by approximately $96.1 million, $24.0 million and $96.1 million, respectively, to $3.9 billion, $1.1 billion and $3.8 billion, respectively. On a historical basis, the Company's revenues were $4.0 billion, $1.1 billion and $3.9 billion, respectively, for such periods. This reduction in revenues reflects the first year's phase-in of a three year rate reduction intended to reduce the Company's electric revenues by $111.8 million (exclusive of reductions in the GRT) by the time it is fully phased in over three years, as well as a deferral of revenues required by the PSC Order representing the difference between the assumed weighted average interest rate for the Senior Notes portion of the Debt Offering for purposes of preparing the Company's PowerChoice proposal as compared to the actual weighted average interest rate for the same. The actual rate reductions and level of revenues in 1998 and other years will be dependent upon numerous factors such as the volume of electricity sold and the timing of the rate reductions.

    Pursuant to the MRA, 18 PPAs representing approximately 1,100 MW of electric generating capacity are to be terminated. Such electric generating capacity will be replaced with purchases in the spot market for electricity at prices significantly less than the contracted prices under such terminating PPAs. In addition, eight PPAs representing approximately 541 MW of electric generating capacity will be restated and amended on economic terms and conditions which the Company believes are more favorable to it than the terms of the existing PPAs subject to the MRA. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shorter term (17 years) and a lower stream of fixed unit prices. As a result, on a pro forma basis, the Company's cost of electricity purchased from the IPPs for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998 would have declined by approximately $521.5 million, $128.9 million and $515.5 million, respectively to $584.5 million, $171.1 million and $592.2 million, respectively. On a historical basis, the Company's cost of electricity purchased from the IPPs was $1.1 billion, $300.0 million and $1.1 billion, respectively, for such periods.

    Pursuant to the PowerChoice Agreement, the compensation paid to the IPP Parties in the form of cash and Common Stock will be capitalized and carried on the Company's balance sheet as the MRA Regulatory Asset. The net amount which will be initially recorded and subsequently amortized generally over a ten year period has been limited by the PSC to approximately $4.0 billion. On a pro forma basis, the amortization of the MRA Regulatory Asset would have amounted to $378.0 million, $94.5 million and $378.0 million for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. No such amortization charge was recorded in the historical income statements for such periods.

    The Company's operating income on a pro forma basis would have increased by $47.4 million, $10.4 million and $41.4 million to $606.2 million, $144.6 million and $502.6 million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company's operating income was $558.8 million, $134.3 million and $461.2 million, respectively, for such periods. This increase reflects the net positive impact resulting from the significant reduction in the Company's cost of electricity purchased from the IPPs which more than offsets the decline in revenues and amortization of the MRA Regulatory Asset.

    The estimated additional interest charges and amortization of debt issuance costs associated with the Debt Offering and usage of the Company's receivables facility would have increased interest charges on a pro forma basis by approximately $248.8 million, $61.1 million and $244.4 million to $522.7 million, $126.7 million and $516.4 million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the year ended March 31, 1998. On a historical basis, the Company recorded interest charges of $273.9 million, $65.6 million and $272.0 million, respectively, for such periods.

    The Company's net income on a pro forma basis would have declined by $135.1 million, $34.1 million and $136.1 million to net income (loss) of $48.2 million, $(13.7) million and $(35.4) million, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company reported net income of $183.3 million, $20.4 million and $100.7 million, respectively, for such periods. This decline in net income reflects the above described decrease in revenues, the amortization of the MRA Regulatory Asset and an increase in interest charges, which more than offset the decrease in the cost of electricity purchased from the IPPs.

    As a result of the MRA, the Company would have recognized and deducted in the current year for income tax purposes, an amount representing the total compensation paid to the IPP Parties, including the cash and market value of the Common Stock issued to the IPP Parties. This deduction would have created a net operating loss ("NOL") which would have been carried back two years resulting in a federal income tax refund and would have been carried forward to effectively reduce federal income taxes paid in future years. The impact of such NOL would have been to increase the amount of cash available to the Company until such NOL is fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

    The Pro Forma Condensed Financial Statements demonstrate significant improvement in the Company's liquidity and capital resources by comparison to the Company's historical financial statements. Under the MRA, the Company is able to replace long-term escalating payment obligations to the IPP Parties with the indebtedness represented by the Debt Offering and a portfolio of restated or amended shorter-term PPAs with pricing and terms that are more favorable than the existing PPAs that are subject to the MRA. On a pro forma basis, the Company's EBITDA would increase by $465.2 million, $114.8 million and $459.2 million to $1.4 billion, $337.1 million, and $1.3 billion, respectively, for the year ended December 31, 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1998, respectively. On a historical basis, the Company's EBITDA was $961.5 million, $222.3 million and $859.7 million, respectively, for such periods. This change results primarily from a decrease in the cost of electricity purchased from the IPPs due to the termination, restatement or amendment of PPAs pursuant to the MRA. In addition, the Company would have available additional borrowings of $275.0 million under its senior bank facility and, under the financial covenants set forth in the indenture governing the Notes, would have had the ability to incur up to an additional $1.5 billion of indebtedness.

    The Company's principal short-term and long-term liquidity requirements are expected to consist of the payment of interest on and retirement of the Company's First Mortgage Bonds and the indebtedness represented by the Debt Offering, the payment of dividends on and the redemption of the Company's Preferred Stock and capital expenditures required to maintain the Company's transmission and distribution systems. In addition, the Company will be required to refinance its $804.4 million senior bank facility and is currently negotiating to extend the expiration of such facility from June 30, 1999 to August 1, 2000. The Company anticipates that internally generated funds will be sufficient to meet its capital expenditure requirements, provide for the payment of interest charges and preferred dividends and the retirement of debt and preferred stock at maturity, and enable the Company to meet other contingencies that may occur, such as compliance with environmental regulation.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table presents certain historical financial and operating data of the Company as of the dates and for the periods indicated. The historical financial data as of the end of and for each of the five years in the period ended December 31, 1997 are derived from the audited Consolidated Financial Statements of the Company. The historical financial data as of and for the three months ended March 31, 1997 and March 31, 1998 are derived from the unaudited financial statements of the Company, which in the opinion of management, contain all adjustments necessary for a fair presentation thereof.

    The selected historical financial data presented below should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                                                                                     THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                      MARCH 31,
                                             -----------------------------------------------------  --------------------
                                               1993       1994       1995       1996       1997       1997       1998
                                                            (Dollars in thousands except per share data)
STATEMENT OF INCOME DATA:
  Operating revenues:
    Electric...............................  $3,332,464 $3,528,987 $3,335,548 $3,308,979 $3,309,441 $ 877,369  $ 863,169
    Gas....................................    600,967    623,191    581,790    681,674    656,963    286,463    235,235
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             3,933,431  4,152,178  3,917,338  3,990,653  3,966,404  1,163,832  1,098,404
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Fuel for electric generation...........    231,064    219,849    165,929    181,486    179,455     37,465     47,198
    Electricity purchased:
       IPP.................................    745,335    966,724  1,011,518  1,052,298  1,105,970    298,211    299,938
       Others..............................    118,178    140,409    126,419    130,594    130,138     30,592     24,412
    Gas purchased..........................    326,273    315,714    276,232    370,040    345,610    148,631    115,452
    Other operation and maintenance........  1,057,580    957,377    817,897    928,224    835,282    206,665    262,362
    Employee reduction program.............         --    196,625         --         --         --         --         --
    Depreciation and amortization..........    276,623    308,351    317,831    329,827    339,641     84,222     87,950
    Other taxes............................    491,363    496,922    517,478    475,846    471,469    126,109    126,795
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             3,246,416  3,601,971  3,233,304  3,468,315  3,407,565    931,895    964,107
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income.........................    687,015    550,207    684,034    522,338    558,839    231,937    134,297
  Other income.............................     14,154     17,204      3,069     35,943     24,997      7,100      4,225
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before interest charges...........    701,169    567,411    687,103    558,281    583,836    239,037    138,522
  Interest charges.........................    282,263    278,958    279,674    278,033    273,906     67,538     65,590
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before federal and foreign income
    taxes..................................    418,906    288,453    407,429    280,248    309,930    171,499     72,932
  Federal and foreign income taxes.........    147,075    111,469    159,393    102,494    126,595     68,477     52,569
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary item.........    271,831    176,984    248,036    177,754    183,335    103,022     20,363
  Extraordinary item.......................         --         --         --    (67,364)        --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income...............................    271,831    176,984    248,036    110,390    183,335    103,022     20,363
  Dividends on preferred stock.............     31,857     33,673     39,596     38,281     37,397      9,399      9,223
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Balance available for common stock.......  $ 239,974  $ 143,311  $ 208,440  $  72,109  $ 145,938  $  93,623  $  11,140
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

  Average number of shares of common stock
    outstanding (in thousands).............    140,417    143,621    144,329    144,350    144,404    144,389    144,419
  Basic and diluted earnings per average
    share of common stock before
    extraordinary item.....................  $    1.71  $    1.00  $    1.44  $    0.97  $    1.01  $    0.65  $    0.08
  Extraordinary item per average share of
    common stock...........................  $      --  $      --  $      --  $   (0.47) $      --  $      --  $      --
  Basic and diluted earnings per average
    share of common stock..................  $    1.71  $    1.00  $    1.44  $    0.50  $    1.01  $    0.65  $    0.08

                                                                                                      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                           -----------------------------------------------------  --------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                                                     (Dollars in thousands)
OTHER OPERATING DATA:
  EBITDA(1)..............................  $ 950,099  $1,029,865 $ 929,130  $ 957,549  $ 961,502  $ 358,863  $ 222,273
  Capital expenditures(2)................    519,612    490,124    345,804    352,049    290,757     53,552    132,354

BALANCE SHEET DATA (AT END OF PERIOD):
  Net utility plant......................  $6,877,292 $7,035,643 $7,007,853 $6,957,615 $6,868,044 $6,919,730 $6,897,664
  Total assets...........................  9,471,327  9,649,816  9,477,869  9,427,635  9,584,141  9,515,010  9,707,583
  Total long-term debt, including current
    portion..............................  3,474,797  3,375,845  3,647,478  3,525,963  3,484,476  3,523,412  3,485,364
  Preferred stock, including current
    portion..............................    440,400    556,950    546,000    535,600    526,730    535,600    526,730
  Common stockholders' equity............  2,456,465  2,462,398  2,513,952  2,585,572  2,727,527  2,676,890  2,739,957

------------------------

(1) EBITDA represents earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, non-cash regulatory deferrals and other amortizations and extraordinary items. EBITDA is presented to provide additional information about the Company's ability to meet its future requirements for debt service and capital expenditures. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as a measure of liquidity. See the Consolidated Statements of Cash Flows incorporated by reference in this Prospectus.

(2) Capital expenditures consist of amounts for the Company's construction program related to its transmission, distribution and generation operations (including nuclear fuel, related allowance for funds used during construction and capitalized overhead expenses), and the amounts incurred to comply with the Clean Air Act and other environmental requirements.

                     THE MRA AND THE POWERCHOICE AGREEMENT

    OVERVIEW

    On March 20, 1998, the Company received written approval from the PSC for the PowerChoice Agreement which establishes a five-year rate plan and incorporates the terms of the MRA. The key terms of the PowerChoice Agreement include: (i) a revenue reduction of $111.8 million (exclusive of reductions in the GRT) for all customer classes to be phased in over three years beginning upon the consummation of the MRA; (ii) a mechanism to cap prices to electric customers in years four and five of the five-year term; (iii) an allowance for the Company to recover stranded costs (including the recoverable costs associated with the MRA); (iv) the permission to establish the MRA Regulatory Asset, reflecting the recoverable costs of the MRA which will be amortized generally over ten years; (v) an agreement by the Company to divest its fossil and hydro electric generating facilities within a defined time period and retain its nuclear generating facilities with a commitment to explore their divestiture at a later date; and (vi) an agreement by the Company to provide its retail electric customers with the option to choose their supplier of electricity by no later than December 1999.

    THE MRA

    The closing of the MRA Financing is expected to occur concurrently with and is contingent upon the closing of the MRA. Pursuant to the MRA, the Company has reached an agreement with 14 IPPs to terminate, restate or amend 27 PPAs in exchange for approximately $3.6 billion of cash and approximately 42.9 million shares of Common Stock (representing approximately 23% of the Company's outstanding shares following such issuance). A portion of the 42.9 million shares of Common Stock is being issued in the Offering and the net proceeds thereof will be paid to the IPP Parties. The remainder of the 42.9 million shares of Common Stock will be issued directly to the IPP Parties. The proceeds of the Debt Offering, together with cash on hand, will be used to fund the Company's cash obligation under the MRA. The principal effects of the MRA are to significantly reduce the Company's existing payment obligations under the PPAs, which consisted of approximately 2,700 MW of capacity in aggregate for all existing PPAs at March 31, 1998.

    The Company expects that the MRA will result in a significant improvement in cash flow resulting from the reduction in the payment obligation (both in nominal dollars and PPA duration) under the existing PPAs. The savings in annual energy payments will yield significant free cash flow that can be dedicated to the repayment of the Notes.

    Under the terms of the MRA, the Company's significant long-term and escalating IPP payment obligations will be restructured into a more manageable debt obligation and a portfolio of restated and amended PPAs with price and duration terms that the Company believes are more favorable than the existing PPAs. Under the MRA, 18 PPAs representing approximately 1,100 MW of electric generating capacity will be terminated completely, thus allowing this capacity to be replaced through the competitive market at market-based prices. The Company has no continuing obligation to purchase energy from the terminating IPPs. Also under the MRA, eight PPAs representing approximately 541 MW of capacity will be restated on economic terms and conditions which the Company believes are more favorable to it than the terms of the existing PPAs subject to the MRA. The restated PPAs will have shorter terms (ten years) and will be structured as financial swap contracts where the Company receives or makes payments to the IPP Parties based upon the differential between the contract price and a market reference price for electricity. The contract prices are fixed for the first two years changing to an indexed pricing formula thereafter. Contract quantities are fixed for the full ten year term of the contracts. The indexed pricing structure ensures that the price paid for energy and capacity will fluctuate relative to the underlying market cost of gas and general indices of inflation. Until such time as a competitive energy market structure becomes operational in the State of New York, the amended and restated contracts provide the IPP Parties with a put option for the physical delivery of energy. Additionally, one PPA representing 42 MW of capacity will be amended to reflect a shorter term (17 years) and a lower stream of fixed unit prices. The Company's expected future commitment under the restated and amended contracts ranges from approximately $210 million in the first year to $290 million in the tenth year.

    Against the Company's forecast of market energy prices, the amended and restated PPAs represent an expected above-market payment obligation. The Company believes, however, that its portfolio of amended and restated PPAs could provide it and its customers with a hedge against significant upward movement in market prices for electricity. The portfolio of amended and restated PPAs and market purchases contain terms that are more responsive than the existing PPAs to competitive market price changes.

    Upon consummation of the MRA, the IPP Parties are expected to own approximately 20.5 million shares of the Common Stock, representing approximately 11% of the Company's voting securities. Pursuant to the MRA, any IPP Party that receives 2% or more of the outstanding Common Stock and any designee of IPP Parties that receives more than 4.9% of the outstanding Common Stock upon the consummation of the MRA will, together with certain but not all affiliates (collectively, "2% Shareholders"), enter into certain shareholder agreements (the "Shareholders Agreements"). Pursuant to each Shareholder Agreement, the 2% Shareholders agree that for five years from the consummation of the MRA they will not acquire more than an additional 5% of the outstanding Common Stock (resulting in ownership in all cases of no more than 9.9%) or take any actions to attempt to acquire control of the Company, other than certain permitted actions in response to unsolicited actions by third parties. The 2% Shareholders generally vote their shares on a "pass-through" basis, in the same proportion as all shares held by other shareholders are voted, except that they may vote in their discretion (i) for extraordinary transactions and (ii) for directors when there is a pending proposal to acquire the Company.

    THE POWERCHOICE AGREEMENT

    The PowerChoice Agreement, which was approved by the PSC on March 20, 1998, establishes a five-year rate plan that will reduce average residential and commercial rates by an aggregate of 3.2% over the first three years. The rate plan will take effect within 30 days of approval by the PSC of the tariffs implementing PowerChoice, but in no case earlier than the MRA closing. The reduction in prices will include certain savings that will result from partial reductions of the GRT. Industrial customers will see average reductions of 25% relative to 1995 price levels; these decreases will include discounts currently offered to some industrial customers through optional and flexible rate programs. The cumulative rate reductions, exclusive of GRT savings, are estimated to be $111.8 million, to be phased in over the first three years of the agreement. During the term of the PowerChoice Agreement, the Company will be permitted to defer certain costs associated primarily with environmental remediation, nuclear decommissioning and related costs, and changes in laws, regulations, rules and orders. The Company must also defer, during the term of the PowerChoice Agreement, the difference between the assumed weighted average interest rate of 8.5% used by the Company to prepare its PowerChoice proposal and the actual weighted average interest rate for the Senior Notes portion of the Debt Offering. In years four and five of its rate plan, the Company can request an annual increase in prices subject to a cap of 1% of the all-in price, excluding commodity costs (e.g., transmission, distribution, nuclear, and forecasted CTC). In addition to the price cap, the PowerChoice Agreement provides for the recovery of deferrals established in years one through four and cost variations resulting from indexing provisions of the MRA financial contracts. The aggregate of the price cap increase and recovery of deferrals is subject to an overall limitation of inflation.

    Under the terms of the PowerChoice Agreement, all of the Company's customers will be able to choose their electricity supplier in a competitive market by December 1999. The Company will continue to distribute electricity through its transmission and distribution systems and would be obligated to be the so-called provider of last resort for those customers who do not exercise their right to choose a new electricity supplier.

    The PowerChoice Agreement provides that the MRA and the contracts executed pursuant thereto are found to be prudent. The PowerChoice Agreement further provides that the Company shall have a reasonable opportunity to recover its stranded costs, including those associated with the MRA and the contracts executed thereto, through a CTC and, under certain circumstances, through exit fees or in rates for back-up service.

    The PSC has limited the amount of the MRA Regulatory Asset that can be recovered from customers to approximately $4.0 billion. The MRA Regulatory Asset represents the recoverable costs of the MRA, consisting of the cash compensation paid to the IPP Parties, the issuance of approximately 42.9 million shares of Common Stock, a portion of which is being offered hereby with the remainder being issued directly to the IPP Parties, and other expenses related to the MRA. The ultimate amount of the MRA Regulatory Asset may vary based on certain events related to the closing of the MRA. Because the value of the Common Stock issued directly to the IPP Parties and that of the Shares offered hereby can only be determined at the date of the closing of the MRA and the Offering, respectively, the value of the limitation on the recoverability of the MRA Regulatory Asset is expected to be recorded as a charge to expense in the second quarter of 1998 upon the closing of the MRA and the Offering. The ultimate amount of the charge to expense will be determined as the difference between $8 per share and the Company's closing Common Stock price on the date the MRA closes with respect to the portion of the 42.9 million shares to be issued directly to the IPP Parties, and the actual net offering price with respect to the Shares offered hereby. Based on the actual net offering price of $13.56 per share, the amount of the charge related to the Shares offered hereby is $124.5 million. Using the Company's closing Common Stock price on June 25, 1998 of $14 1/4 per share, the estimated charge to expense for the portion of the 42.9 million shares to be issued directly to the IPP Parties will be approximately $128.4 million, for a total amount of approximately $252.9 million to be charged to expense upon the closing of the MRA.

    The PowerChoice Agreement calls for the Company to divest all its fossil and hydro generating facilities and prohibits the Company from owning non-nuclear generating assets within the State of New York except as described below. The Genco Divestiture is intended to be accomplished through an auction, the plan for which was approved by the PSC in an order dated May 6, 1998. Winning bids are expected to be selected in the fall of 1998. The Company will retain a portion of the auction sale proceeds, above specified levels, as an incentive to obtain maximum value in the sale. This incentive would be recovered from sale proceeds. The Company agreed that if it does not receive an acceptable bid for an asset, the Company will form a subsidiary to hold any such asset and then will legally separate this subsidiary from the Company through a spin-off to shareholders or otherwise. If a bid of zero or below is received for an asset, the Company may keep the asset as part of its regulated business. The auction process will serve to quantify any stranded costs associated with the Company's fossil and hydro generating facilities. The Company will have a reasonable opportunity to recover these costs through the CTC and, under certain circumstances, through exit fees or in rates for back-up service. The Company intends to use any cash proceeds from such an auction to repay indebtedness.

    The PowerChoice Agreement contemplates that the Company's nuclear plants will remain part of the Company's regulated business. The Company has been supportive of the creation of a statewide New York Nuclear Operating Company that it expects would improve the efficiency of nuclear units throughout the state. The PowerChoice Agreement stipulates that absent such a statewide solution, the Company will file a detailed plan for analyzing other proposals regarding its nuclear facilities, including the feasibility of an auction, transfer and/or divestiture of such facilities, within 24 months of approval of the PowerChoice Agreement.

    The PowerChoice Agreement also allows the Company to form a holding company at its election. The Company is seeking approval from its shareholders for the formation of a holding company. The implementation of a holding company structure, if approved by the Company's shareholders, would only occur following various regulatory approvals and is not anticipated to occur prior to the first quarter of 1999.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of Shares applicable to Non-U.S. Holders (as defined below) of Shares. In general, a "Non-U.S. Holder" is a person other than: (i) an individual who is a citizen or resident of the United States for federal income tax purposes; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or
(iv) a trust if a United States court is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This discussion is based on current law and is provided for general information only. The discussion does not address aspects of United States federal taxation other than income taxation and does not address all aspects of federal income taxation. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income tax law that may be relevant to Non-U.S. Holders subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions, or broker-dealers of certain United States expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES.

DIVIDENDS

    In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends (i) are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form 4224 is filed with the withholding agent or (ii) if certain tax treaties apply, are attributable to a United States permanent establishment of the Non-U.S. Holder. If either exception applies, the dividend, while not subject to withholding, may be taxed at ordinary U.S. federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to an additional branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits" or such lower rate as an applicable tax treaty may provide).

SALE OF COMMON STOCK

    Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of Shares unless: (i) the Company has been, is, or becomes a "U.S. real property holding corporation" for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or, alternatively, if certain tax treaties apply, attributable to a United States permanent establishment maintained by the Non-U.S. Holder (in which case such gain will be subject to tax at the rates and in the manner applicable to U.S. persons, and, if the holder is a foreign corporation, the branch profits tax may also apply); or
(iii) the Shares are disposed of by an individual Non-U.S. Holder, who holds the Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Shares in certain cases.

BACKUP WITHHOLDING, INFORMATION REPORTING REQUIREMENTS AND QUALIFICATION FOR
  TREATY BENEFITS

    On October 6, 1997, the Internal Revenue Service ("IRS") issued final regulations relating to withholding, information reporting and backup withholding that modify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations generally will be effective with respect to payments made after December 31, 1999.

    This section describes rules applicable to payments made on or before December 31, 1999. Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to (i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) dividends paid on the Shares to a Non-U.S. Holder at an address outside the United States. The Company will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

    In the case of a Non-U.S. Holder that sells Shares to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a Non-U.S. Holder that sells Shares to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the Unites States, the broker must report the sale to the IRS (but need not withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder or certain other conditions are met, or the holder otherwise establishes an exemption. A Non-U.S. Holder will generally not be subject to information reporting or backup withholding if such Non-U.S. Holder sells the Shares to or through a foreign office of a non-United States broker.

    Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder timely furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

    Prospective purchasers of the Shares are urged to consult their own tax advisors as to the effect, if any, of the Final Regulations on their purchase, ownership and disposition of the Common Stock.

                               THE SHARE EXCHANGE

EXCHANGE AGREEMENT

    In the Share Exchange: (i) each share of the Company Common Stock outstanding immediately prior to the effective time of the Share Exchange will be exchanged for one new share of Holdings common stock; (ii) Holdings will become the owner of all outstanding Company Common Stock; and (iii) the shares of Holdings common stock held by the Company immediately prior to the Share Exchange will be canceled.

    As a result, upon completion of the Share Exchange, Holdings will become a holding company, the Company will become a subsidiary of Holdings, and all of Holdings common stock outstanding immediately after the Share Exchange will be owned by the former holders of the Company Common Stock outstanding immediately prior to the share exchange. Following the Share Exchange, certain of the Company's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings.

    The Company's outstanding preferred stock will not be exchanged in the Share Exchange but will continue as shares of the Company preferred stock. The Share Exchange will not change the rights of the holders of such shares as currently provided in the Company's Amended Certificate of Incorporation. Debt of the Company will remain unchanged and will continue as outstanding obligations of the Company after the Share Exchange.

CONDITIONS TO EFFECTIVENESS OF THE SHARE EXCHANGE

    The Share Exchange is subject to the satisfaction of the following conditions (in addition to adoption of the Exchange Agreement by the holders of the Company Common Stock): (i) all necessary orders, authorizations, approvals or waivers from the PSC and all other jurisdictive regulatory bodies, boards or agencies have been received, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of the Company, unacceptable conditions; and (ii) shares of Holdings common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange.

    Following satisfaction of these conditions, the Share Exchange will become effective immediately following the close of business on the date of filing with the New York Department of State of a certificate of exchange pursuant to
Section 913(d) of the New York Business Corporation Law. The Company cannot predict when all conditions will be satisfied, but expects that the share exchange will become effective in the first quarter of calendar 1999.

LISTING OF HOLDINGS COMMON STOCK

    Holdings is applying to have its common stock listed on the New York Stock Exchange. It is expected that such listing will become effective at the effective time of the Share Exchange. The stock exchange ticker symbol of Holdings common stock will be "NMK", and quotations will be carried in newspapers as they have been for the Company Common Stock. Following the Share Exchange, the Company Common Stock will no longer trade and will be delisted and no longer registered pursuant to Section 12 of the Securities Exchange Act of 1934.

                                  UNDERWRITING

    Subject to the terms of the Underwriting Agreement (the "Underwriting Agreement") among the Company and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Smith Barney Inc. ("Smith Barney"), Wasserstein Perella Securities, Inc. ("Wasserstein") and CIBC Oppenheimer Corp. ("Oppenheimer" and together with DLJ, Merrill, Smith Barney and Wasserstein, the "Underwriters"), the Underwriters have agreed to purchase from the Company an aggregate of 22,399,248 Shares in the amounts set forth opposite each such Underwriter's name in the table below:

                                                                                   NUMBER OF
NAME                                                                                SHARES
-------------------------------------------------------------------------------
Donaldson, Lufkin & Jenrette Securities Corporation............................      7,839,736
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............................      4,479,850
Smith Barney Inc...............................................................      4,479,850
Wasserstein Perella Securities, Inc............................................      4,479,850
CIBC Oppenheimer Corp..........................................................      1,119,962
                                                                                 -------------
    Total......................................................................     22,399,248
                                                                                 -------------
                                                                                 -------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all Shares offered hereby.

    The Company has been advised by DLJ, as representative of the Underwriters, that the Underwriters propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $0.34 per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $0.10 per share to certain other dealers. After the Offering, the public offering price, the concession and the discount to the dealers may be changed.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

    Of the approximately 42.9 million shares of Common Stock issuable to the IPP Parties pursuant to the MRA, approximately 22.4 million Shares are being offered hereby pursuant to an election made by certain IPP Parties who will receive the net proceeds of the Offering. The remaining approximately 20.5 million shares of Common Stock issuable to the IPP Parties pursuant to the MRA will be subject to the terms of a lockup prohibiting each of the holders, until 45 days after the closing of the Offering, from offering, selling or otherwise transfering or disposing of, directly or indirectly, any shares of Common Stock, or entering into any swap or similar arrangement with respect thereto, without the prior written consent of DLJ, as representative of the Underwriters, except in certain limited circumstances. Such shares of Common Stock will be registered for resale under the Securities Act.

    The Company has agreed that, for a period of 90 days from the date of closing of this Offering, it will not, without the prior written consent of the Underwriters, offer, sell, or otherwise dispose of, any shares of Common Stock, subject to certain exceptions.

    DLJ is also acting as the underwriter in connection with the Debt Offering and will receive customary discounts and commissions therewith. The net proceeds of the Offering, together with the net proceeds of the Debt Offering, are being used to make cash payments to the IPP Parties in connection with the MRA. DLJ and Merrill have performed various investment banking services for the Company in the past, for which they have received customary remuneration, and may provide such services in the future. DLJ has acted as financial advisor to the Company with respect to the MRA and has delivered an opinion to the

Company's Board of Directors with respect to certain financial matters relating to the MRA. A significant portion of DLJ's advisory fee is contingent upon the successful restructuring of the Company's obligations under the PPAs pursuant to the MRA. Wasserstein has performed various financial advisory services for the IPP Parties in the past and in connection with the transactions contemplated by the MRA, for which they have received and will receive in the future customary remuneration, and may provide such services in the future.

                             VALIDITY OF THE SHARES

    The validity of the Shares offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York, counsel to the Company. Certain legal matters will be passed upon for the Underwriters by Sidley & Austin, New York, New York.

                                    EXPERTS

    The financial statements incorporated in this Prospectus Supplement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where reports and other information concerning the Company may be inspected.

    Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus Supplement does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from the Commission at, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                                                                      APPENDIX A

                  GLOSSARY OF CERTAIN ELECTRICITY, NATURAL GAS
                              AND ACCOUNTING TERMS

TERM                                                            DEFINITION
Avoided Costs            The costs an electric utility would otherwise incur to generate power if it did not purchase electricity from another source.
Cogeneration             The simultaneous production of electric energy and useful thermal energy for industrial, commercial, heating or cooling purposes.
CTC                      Competitive Transition Charge.
Electric Distribution    The delivery of electric energy to customers on a distribution system. Electric energy is carried at high voltages along transmission lines. For consumers needing lower voltages, it is reduced in voltage at a substation and delivered over primary distribution lines extending throughout the area where the electricity is distributed. For users needing lower voltage, the voltage is reduced once again by a distribution transformer or a line transformer. At this point it changes from primary to secondary distribution voltage.
GRT                      Gross Receipts Tax.
GwH                      Gigawatt-hours: one gigawatt hour equals one billion watthours.
IPP                      Independent Power Producer: any person that owns or operates, in whole or in part, one or more Independent Power Facilities.
KW                       Kilowatt: one thousand watts.
Kwh                      Kilowatt-hour: a unit of electrical energy equal to one kilowatt of power supplied or taken from an electric circuit steadily for one hour.
MW                       Megawatt: one million watts.
MWh                      Megawatt hour: one thousand kilowatt hours.
NYSERDA                  New York State Energy Research and Development Authority.
PPA                      Power Purchase Agreements: long-term contracts under which a utility is obligated to purchase electricity from an IPP at specified rates.
PSC                      New York State Public Service Commission.
PURPA                    Public Utility Regulatory Policies Act of 1978, as amended. One of five bills signed into law on November 8, 1978, as the National Energy Act. It sets forth procedures and requirements applicable to state utility commissions, electric and natural gas utilities and certain federal regulatory agencies. A major aspect of this law is the mandatory purchase obligation from qualifying facilities.
SFAS No. 71              Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain
                         Types of Regulation".
Six-Cent Law             Section 66-c of the New York State Public Service Law, governing minimum prices to be paid under certain PPAs.
Transmission             The act or process of transporting electric energy in bulk from a source or sources of supply to other principal parts of the system or to other utility systems. Also a functional classification relating to that portion of utility plant used for the purpose of transmitting electric energy in bulk to other principal parts of the system or to other utility systems, or to expenses relating to the operation and maintenance of transmission plant.
Unit 1                   Nine Mile Point Nuclear Station Unit No. 1, a 613 MW nuclear generating facility 100%
                         owned by Niagara Mohawk and in operation since 1969.
Unit 2                   Nine Mile Point Nuclear Station Unit No. 2, a 1144 MW nuclear generating facility 41%
                         owned by Niagara Mohawk and in operation since 1988.

PROSPECTUS
June 1, 1998

                                 $1,160,000,000
                        NIAGARA MOHAWK POWER CORPORATION
                              FIRST MORTGAGE BONDS
                        PREFERRED STOCK ($25 PAR VALUE)
                    PREFERRED STOCK ($100 PAR VALUE) AND/OR
                          COMMON STOCK ($1 PAR VALUE)
                             ---------------------

    Niagara Mohawk Power Corporation (the "Company") from time to time may offer its First Mortgage Bonds (the "New Bonds"), its Preferred Stock ($25 par value), its Preferred Stock ($100 par value) (collectively the "New Preferred Stock") and its Common Stock ($1 par value) (the "Additional Common Stock" and, together with the New Bonds and the New Preferred Stock, the "Securities") at prices and on terms to be determined at the time of sale. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to an aggregate public offering amounting to $1,160,000,000.

    For each offering of Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth, with respect to New Bonds, the specific series designation, aggregate principal amount, rate (or method of calculation) and time of payment of interest, maturity, any redemption terms, credit enhancement, if any, and other specific terms, if any, of the series of New Bonds in respect of which this Prospectus is being delivered; with respect to New Preferred Stock, the number of shares, the specific title and par value, any dividend, liquidation or redemption terms, the dividend payment dates and other specific terms, if any, of the series of New Preferred Stock in respect of which this Prospectus is being delivered; and with respect to Additional Common Stock, the number of shares and the other specific terms, if any, of the offering thereof in respect of which this Prospectus is being delivered. See "Description of New Bonds," "Description of New Preferred Stock," and "Description of Additional Common Stock."

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol NMK.

    The Company may sell the Securities through underwriters, through dealers, directly to one or more institutional purchasers or through agents. If any underwriters, dealers or agents are involved in any sale of the Securities in respect of which this Prospectus is being delivered, the Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation and any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. See "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where reports and other information concerning the Company may be inspected.

    Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected without charge at, and copies of which may be obtained at prescribed rates from the Commission at, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are hereby incorporated by reference in this Prospectus the following documents heretofore filed with the Commission pursuant to the 1934 Act:

    1. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1997.

    2.  The Company's Current Report on Form 8-K dated February 11, 1998.

    3. The Company's Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in an incorporated document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus. Requests for such copies should be directed to Mr. Leon T. Mazur, Manager--Investor Relations, Niagara Mohawk Power Corporation, 300 Erie Boulevard West, Syracuse, New York 13202, telephone number: (315) 474-1511.

                                  THE COMPANY

    The Company is engaged in the generation, purchase, transmission, distribution and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York State. The Company provides electric service to its customers in areas of central, northern and western New York having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy. The Company sells, distributes and transports natural gas in areas of central, northern and eastern New York contained within the Company's electric service territory having a total population of approximately 1.7 million. The Company owns or has a significant ownership interest in seven principal fossil and nuclear electric generating facilities and a total capacity of approximately 5,299 megawatts of electricity. The Company's principal executive offices are located at 300 Erie Boulevard West, Syracuse, New York 13202 and its telephone number is (315) 474-1511.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the historical ratio of earnings to fixed charges for the periods indicated:

                                   YEAR ENDED DECEMBER 31,
                    -----------------------------------------------------
                         1997       1996       1995       1994    1993
  TWELVE MONTHS
 ENDED MARCH 31,
------------------
       1998
       1.7x              2.0x       1.6x       2.3x       1.9x       2.3x

    For the purpose of computing the historical ratio of earnings to fixed charges in the above table, earnings consist of net income plus federal and foreign taxes based on income or profits, and fixed charges. Fixed charges consist of interest charges plus a portion of rentals which is deemed representative of the interest factor.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                   YEAR ENDED DECEMBER 31,
                    -----------------------------------------------------
                         1997       1996       1995       1994    1993
  TWELVE MONTHS
 ENDED MARCH 31,
------------------
       1998
       1.4x              1.7x       1.3x       1.9x       1.6x       2.0x

    For the purpose of computing the historical ratio of earnings to combined fixed charges and preferred stock dividends in the above table, earnings consist of net income plus Federal and foreign taxes based on income or profits, and fixed charges. Fixed charges consist of interest charges and preferred stock dividend requirements of subsidiaries plus a portion of rentals which is deemed representative of the interest factor. Preferred Stock dividends have been increased by an amount representing the pre-tax earnings required to cover such dividends.

                            APPLICATION OF PROCEEDS

    The proceeds to the Company from the sale of the Securities will be used to finance the Company's construction program, to refund existing long-term debt and preferred stock, to reduce short-term debt and for other corporate purposes. See the Prospectus Supplement for a description of the Company's construction program and its proposed refunding of long-term debt and preferred stock and reduction of short-term debt and to fund the Company's obligations under the Master Restructuring Agreement dated July 9, 1997, as amended, among the Company and 14 independent power producers.

                            DESCRIPTION OF NEW BONDS

    The New Bonds are to be issued under a mortgage indenture between the Company and Marine Midland Bank, N.A., as Trustee (the "Trustee"), dated as of October 1, 1937, as heretofore supplemented and amended and as to be supplemented by a separate supplemental indenture (the "Supplemental Indenture") creating each series of New Bonds to be offered under this Prospectus and the accompanying Prospectus Supplement. The Mortgage Trust Indenture dated as of October 1, 1937 between the Company and the Trustee (the "Mortgage"), including the form of the Supplemental Indenture, has been filed or incorporated by reference as an exhibit to the registration statement. The following brief summaries of certain provisions contained in the Mortgage do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Mortgage, and are qualified in their entirety by express reference to the cited provisions of the Mortgage.

TERMS OF NEW BONDS

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for the following terms and other information with respect to the New Bonds being offered thereby: (1) the designation and aggregate principal amount of such New Bonds; (2) the date on which such New Bonds will mature; (3) the rate per annum at which such New Bonds will bear interest and the date from which such interest shall accrue; (4) the dates on which such interest will be payable; and (5) any redemption terms or other specific terms applicable to the New Bonds. The New Bonds will be issued only in the form of registered Bonds without coupons in denominations of $1,000 and multiples thereof. The New Bonds may be exchanged for Bonds of the same series without service charge. (SUPPLEMENTAL INDENTURE, PART I.)

SECURITY

    The New Bonds, when issued, are to be secured by the Mortgage, which, in the opinion of counsel, will constitute a direct lien on substantially all gas and electric properties presently owned by the Company and used or useful in the operation of the Company's properties as an integrated system, together with all rights appertaining thereto. The Mortgage provides that substantially all after-acquired property of such character shall become subject to the lien thereof (except, unless the Company elects otherwise, those acquired through merger or consolidation or through purchase of all or substantially all the properties of any other corporation).

    There are expressly reserved from the lien of the Mortgage: (1) revenues and profits of the Mortgaged Property, cash (except cash deposited with the Trustee), book accounts, bills and notes, materials or supplies, merchandise and other property held for sale or resale in the usual course of business, except to the extent permitted by law in the event of a completed default followed by the Trustee or a receiver or trustee entering upon or taking possession of the Mortgaged Property; (2) securities and contracts; and (3) all oil, gas and other minerals, together with the right to remove the same.

    The lien of the Mortgage is subject to (1) liens for taxes and assessments not due and payable or being contested in good faith; (2) obligations to public authorities as to any franchise, consent, grant, license or permit; (3) various easements, contracts and other outstanding rights; (4) leases and other rights of tenants and of licensees; and (5) liens on property acquired for transmission or distribution systems or right-of-way purposes, securing indebtedness neither assumed by the Company nor on which it customarily pays interest charges. (GRANTING CLAUSES OF MORTGAGE.)

    In the opinion of counsel, the New Bonds will rank PARI PASSU with the other Mortgage Bonds of the Company.

    The title to certain of the properties of the Company is subject to rights and claims of parties in possession not disclosed of record, any facts which accurate surveys would disclose, the effect of zoning ordinances, the lien of any unpaid taxes or assessments, rights of the public in the use of streets, roads and waterways abutting on or extending through parts of said lands, leases, covenants, easements, liens and rights of various types (including mineral and gas rights), and other types of encumbrances, none of which materially interferes with the operations of the Company and its subsidiaries.

CREDIT ENHANCEMENT

    If any series of New Bonds is entitled to the benefits of a surety bond or other form of credit enhancement, information with respect thereto will be set forth in a Prospectus Supplement.

ISSUE OF ADDITIONAL BONDS

    The Mortgage provides that no securities may be created by the Company which will rank ahead of the New Bonds as to security. However, the Company may, with stated exceptions, acquire property subject to prior liens and may mortgage after-acquired property which is not subject to the lien of the Mortgage. Additional Bonds may be issued under the Mortgage in an unlimited amount which will, as to security, rank PARI PASSU with the New Bonds, but only as follows (MORTGAGE, ARTICLE FOURTH):

        1. Bonds may be issued in a principal amount equal to 60% of the Cost (as defined) to the Company of Additional Property (as defined), after specified deductions for Additional Property theretofore made the basis of authentication of Bonds, withdrawal of cash, release of property or other action under the Mortgage (including compliance with the debt retirement and maintenance funds) and for prior liens thereon.

        2. Bonds of a like principal amount may, subject to certain limitations, be issued in exchange for Bonds outstanding under the Mortgage or in substitution for Bonds previously authenticated and delivered under the Mortgage and retired.

        3. Bonds may be issued in a principal amount equal to cash deposited with the Trustee. Such cash may be withdrawn, subject to certain limitations, in lieu of Bonds to which the Company may then be entitled under the Mortgage, or may be applied to the purchase, payment or redemption of prior lien bonds or Bonds issued under the Mortgage.

    The New Bonds will be issued on the basis of Additional Property and/or purchases, retirements or sinking fund payments of the Bonds pursuant to paragraphs 1 and 2 above.

    Bonds may not be issued in the circumstances described in paragraphs 1 and 3 above unless the Net Earnings Available for Interest Charges (defined as the amount by which gross income for the applicable period, computed in accordance with the Uniform Systems of Accounts for Electric and Gas Corporations prescribed by the PSC, excluding gains from dispositions of capital assets, exceeds expenses and other proper income charges for such period including depreciation, obsolescence and amortization, but excluding (i) losses from dispositions of capital assets, (ii) interest on Funded Indebtedness (as hereinafter defined), (iii) income taxes and (iv) the effect of any increase or decrease in income or surplus due to readjustments of property accounts on properties existing on January 1, 1938 or changes in depreciation reserves on properties for any period before January 1, 1944, and with the proviso that if gross non-operating income exceeds 15% of the net earnings computed as provided above, such excess shall be deducted from net earnings and only the balance thereof shall be Net Earnings Available for Interest Charges) during any 12 consecutive months out of the 15 preceding months shall have been equal to at least 1.75 times the then interest charges for one year on Funded Indebtedness (defined to include the Bonds then to be issued and other bonds of, or assumed by, the Company secured by liens on any property owned by the Company). (MORTGAGE, ARTICLE FIRST, SECTION 1(Q); ARTICLE FOURTH SECTION 6, SECTION 8.)

RELEASES OF PROPERTY

    Subject to certain limitations, the Company, without notice to Bondholders, may obtain the release from the lien of the Mortgage of property (other than cash and certain prior lien bonds) sold, exchanged, contracted to be sold or exchanged, condemned, taken or expropriated. Any property (other than cash or securities) received by the Company upon the release of Mortgaged Property shall be subject to the lien of the Mortgage, and any cash or securities so received shall, unless otherwise disposed of pursuant to some prior lien, become part of the security for the Bonds issued under the Mortgage. Any moneys received by the Trustee as principal of obligations held by it subject to the Mortgage or as proceeds of released property shall at the Company's request be used to reimburse the Company for retirement of Bonds and certain prior lien bonds, or to pay, purchase or redeem the same. Such cash shall also on request be delivered to the Company in an amount equal to 166 2/3% of the principal amount of Bonds which could have been issued under the Mortgage in respect of Additional Property and as to which the Company forgoes the right to issue such Bonds in exchange for the Trustee's release to it of such cash. In the ordinary course of business and otherwise, the Company regularly obtains from the Trustee the release of various properties from the lien of the Mortgage. In the case of exchanges of property, no exchange shall be made if the Funded Indebtedness of the Company is thereby increased. (MORTGAGE, ARTICLES SIXTH AND SEVENTH.)

MAINTENANCE FUND PROVISIONS

    The Company is required, within 90 days after the close of each fiscal year, to (a) certify the Cost of Additional Property; (b) deposit with the Trustee cash, Bonds or certain prior lien bonds; or (c) waive its right to the authentication and delivery of the principal amount of Bonds to which it is then entitled under the Mortgage, to the extent that the aggregate amount of expenditures for maintenance, repairs, renewals and replacements for the period commencing January 1, 1977 is less than the sum of 2.25% of the depreciable property (as defined) of the Company on January 1 of each year during such period. (MORTGAGE, ARTICLE FIFTH, SECTION 22.)

RESTRICTION OF COMMON STOCK DIVIDENDS

    To the extent that the aggregate amount of expenditures for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25% of the depreciable property of the Company on January 1 of each year during such period, an equivalent amount of surplus of the Company must be reserved and held unavailable for distribution as a dividend on the common stock of the Company. (MORTGAGE, ARTICLE FIFTH, SECTION 23.)

MODIFICATION OF MORTGAGE

    The Mortgage may be modified without action by or notice to the holders of Bonds by supplemental indenture between the Company and the Trustee, for purposes which are not inconsistent with the terms of the Mortgage and which shall not impair the security thereof, including corrections of property descriptions, modifications of the Mortgage or form of bonds and coupons to facilitate stock exchange listing requirements, or the curing of ambiguities or manifest errors in the Mortgage. (MORTGAGE, ARTICLE TWELFTH, SECTION 1.)

    The holders of 66 2/3% of the outstanding Bonds affected (exclusive of Bonds owned by the Company or any affiliate) may by consent effect any amendment, repeal, or modification of the Mortgage which shall not (1) alter or impair the Company's obligation to pay the principal and interest on any Bond at the time and place and at the rate and in the currency prescribed therein; (2) permit the creation by the Company of any mortgage, or lien in the nature of a mortgage, ranking prior to or PARI PASSU with the lien of the Mortgage; (3) alter adversely to the Bondholders the character of the lien of the Mortgage; (4) affect the Trustee without its consent; or (5) permit a reduction of the percentage required for any change or modification of the Mortgage. (MORTGAGE, ARTICLE TWELFTH, SECTION 2.) The Supplemental Indenture creating the New Bonds reserves to the Company the right to amend the Indenture to provide for using written consents, in addition to the existing provisions for bondholder meetings, as a means of supplementing or amending the Indenture, but subject to the restrictions contained in the preceding sentence. (SUPPLEMENTAL INDENTURE, PART III.)

EVENTS OF DEFAULT AND NOTICE THEREOF

    The Mortgage provides that each of the following shall be a "default" thereunder: (a) default in payment of the principal on any Bond when due; (b) default in the payment of interest on any Bond continuing for 60 days; (c) default in the observance by the Company of any other agreement in the Mortgage continuing unremedied for 90 days after written notice thereof to the Company by the Trustee, unless the Company shall have commenced and be continuing proceedings to remedy such default--the notice of such default may be given by the Trustee in its discretion, and shall be given upon the written request of the holders of a majority in principal amount of the Bonds; (d)(1) adjudication of the Company as a bankrupt by decree of a court of competent jurisdiction, or
(2) the approval by order of a petition or answer seeking reorganization or readjustment of the Company under the Federal bankruptcy laws or other Federal or state statute, or (3) the appointment by court order (unstayed and in effect for 60 days) of a trustee in bankruptcy or a receiver of substantially all of the property of the Company or of any part of the property of the Company subject to the lien of the Mortgage; or (e)(1) the filing by the Company of a petition in voluntary bankruptcy, or (2) the making by the Company of an assignment for the benefit of creditors, or (3) the consent by the Company to the appointment of a receiver of any part of its property, or (4) the filing by the Company of a petition seeking reorganization or readjustment under the Federal bankruptcy laws or other Federal or state statute, or (5) the filing by the Company of a petition to take advantage of any debtors' act. (MORTGAGE, ARTICLE NINTH, SECTION 1). Prior to exercising the powers conferred upon it to enforce the provisions of the Mortgage, the Trustee is entitled to be provided with indemnity satisfactory to it. (MORTGAGE, ARTICLE NINTH, SECTION 5.)

    The Trustee shall, within 90 days after occurrence of any default (exclusive of any periods of grace provided in the definitions of defaults), give to the holders of Bonds issued under the Mortgage (in the manner provided in the Mortgage) notice of all defaults known to the Trustee, unless such defaults shall have been cured. In cases of default referred to in (b) and (c) above, such notice shall not be given until at least 60 days after the occurrence of such default. Except in the case of default in payment of principal or interest, or in the payment of any installment upon any retirement, improvement, sinking or purchase fund, the Trustee shall be protected in withholding such notice if and so long as the Board of Directors, Executive Committee, Trust Committee of directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the holders of the Bonds. (MORTGAGE, ARTICLE NINTH, SECTION 18.)

    The Mortgage does not contain a requirement for periodic certification as to the absence of default or compliance with the terms of the Mortgage; however, it is a condition to the issuance of additional Bonds (including the New Bonds) pursuant to Article Fourth of the Mortgage that the Company not be in default with respect to the performance or observance of any covenant or agreement contained in the Mortgage.

                       DESCRIPTION OF NEW PREFERRED STOCK

    The New Preferred Stock will be fully paid and nonassessable. The Transfer Agent is The Bank of New York, One Wall Street, New York, New York 10005. The Company acts as dividend disbursing agent and maintains stockholder records.

    The Company's Certificate of Incorporation, as amended (the "Charter") at present authorizes four classes of capital Stock: Preferred Stock $25 par value, Preferred Stock, $100 par value, Preference Stock, $25 par value, and Common Stock, $1 par value. As of March 31, 1998 (i) 3,400,000 shares of the Preferred Stock, $100 par value, were authorized and 2,322,000 shares were outstanding;
(ii) 19,600,000 shares of the Preferred Stock, $25 par value, were authorized and 11,701,204 shares were outstanding; (iii) 8,000,000 shares of Preference Stock, $25 par value, were authorized and no shares were outstanding; and (iv) 185,000,000 shares of the Common Stock, $1 par value, were authorized, and 144,419,351 shares were outstanding. The Preferred Stock ranks prior to the Common Stock and Preference Stock with respect to the payment of dividends, mandatory redemption and liquidation.

    The following brief summaries of certain provisions contained in the Charter and in the form of Certificate of Amendment to the Charter relating to the New Preferred Stock (copies of which are filed as exhibits to the Registration Statement or incorporated by reference) do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Charter and in the form of Certificate of Amendment to the Charter and are qualified in their entirety by express reference to the cited provisions of the Charter and in the form of Certificate of Amendment to the Charter.

DIVIDENDS AND DIVIDEND RIGHTS

    Dividends on the New Preferred Stock are cumulative from the date fixed by the Board of Directors and will be payable, when and as declared by the Board of Directors out of funds legally available therefor, at the annual rate set forth on the cover page of the Prospectus Supplement. Payment of dividends on the Preferred Stock is not restricted by the Company's Mortgage or any other agreement of the Company. If dividends on any series of Preferred Stock are not paid in full, the holders of shares of all series of Preferred Stock then outstanding will be entitled to share ratably in the amounts available for payment.

SINKING FUND, REDEMPTION AND LIQUIDATION

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for any sinking fund, redemption terms, liquidation rights or other specific terms applicable to the New Preferred Stock.

VOTING RIGHTS

    Except as indicated below or provided by statute, the New Preferred Stock has no voting rights. Holders of Preferred Stock, $25 par value, are entitled to one-quarter vote per share, and holders of Preferred Stock, $100 par value, are entitled to one vote per share. At any time when dividends payable on the Preferred Stock are in default in an aggregate amount equivalent to four full quarterly dividends on all shares of Preferred Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preferred Stock are entitled, voting as a class and regardless of series, to elect a majority of the Board of Directors as then constituted. Consent of the holders of two-thirds of the votes of the then outstanding Preferred Stock is required prior to the taking of certain corporate action by the Company or its subsidiaries, including (in addition to restrictions upon the issuance or sale of preferred stock of a subsidiary) (1) payments or distributions out of capital or capital surplus (other than dividends payable in stock ranking junior to the Preferred Stock) to any holder of any stock ranking junior to the Preferred Stock; (2) payment of any Common Stock dividend (as defined) if (a) the Common Stock dividends during a prescribed 12-month period would exceed 75% of the net income applicable to the Common Stock (as defined) for a related 12-month period and the pro forma stock equity junior to the Preferred Stock (as defined) would be less than 25% of the Company's pro forma total capitalization, each determined as of the end of such related 12-month period, or if (b) such Common

Stock dividends would exceed 50% of such income and such pro forma stock equity junior to the Preferred Stock would be less than 20% of the Company's pro forma total capitalization, each determined as of the end of such related 12-month period; (3) creation or authorization of any stock ranking prior to the Preferred Stock with respect to the payment of dividends or upon dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or any obligation or security convertible into shares of any such stock; (4) amendment, alteration, change or repeal of any of the express terms of the Preferred Stock so as to affect the holders thereof adversely; and (5) issuance of any shares of any series of Preferred Stock or shares ranking on a parity with them, unless such shares are issued in connection with the redemption of, or in exchange for, at least an equal number of outstanding shares of another series of Preferred Stock, or unless (x) the pro forma annual interest requirements on all indebtedness of the Company and its subsidiaries and the annual dividend requirements on the Preferred Stock and any stock of the Company ranking prior to or on a parity with the Preferred Stock are covered at least one and one-half times by consolidated income (as defined) for any 12 consecutive months within the 15 calendar months immediately preceding the month within which such issuance is authorized by the Board of Directors, and (y) the stock equity junior to the Preferred Stock at a specified date prior to such issuance was not less than the voluntary liquidation value of the Preferred Stock determined at the same date. No outstanding series of Preferred Stock may be classified or reclassified so as to affect adversely the holders of any series of Preferred Stock without the consent of the holders of two-thirds of the total number of shares of each such series then outstanding so affected.

    Consent of the holders of a majority of the votes of the then outstanding Preferred Stock is required prior to the taking of certain other corporate action by the Company, including (1) issuing or assuming, or permitting any wholly-owned subsidiary (as defined) to issue or assume, unsecured indebtedness (for purposes other than the refunding of outstanding securities or the redemption or other retirement of outstanding Preferred Stock of the Company or preferred stock of such wholly-owned subsidiary) if the total principal amount of all unsecured indebtedness of the Company and its wholly-owned subsidiaries on a PRO FORMA basis would then exceed 10% of the aggregate of total consolidated surplus and secured indebtedness of the Company and its wholly-owned subsidiaries and the capital of the Company (in which connection reference is made to an existing consent which increased such amount by $50 million as discussed under the heading "Consent of Preferred Stockholders" below); (2) permitting any majority-owned subsidiary (as defined) to issue or assume unsecured indebtedness for purposes other than the refunding of outstanding securities or the redemption or other retirement of outstanding shares of preferred stock of such subsidiary if the total principal amount of its unsecured indebtedness on a PRO FORMA basis would then exceed 10% of the aggregate of its surplus, capital and secured indebtedness; and (3) consolidating under the laws of the State of New York with or into any other corporation unless such consolidation or the issuance of the securities to be issued in connection therewith has been ordered, approved or permitted by the Commission under the provisions of the Public Utility Holding Company Act of 1935.

CONSENT OF PREFERRED STOCKHOLDERS

    In accordance with the provisions of the Charter, the holders of a majority of the votes of the Preferred Stock then outstanding adopted a resolution at a meeting held December 5, 1956 consenting to the issuance by the Company of unsecured indebtedness at any one time outstanding in a total principal amount not exceeding 10% of the aggregate of total consolidated surplus and secured indebtedness of the Company and its wholly-owned subsidiaries and the capital of the Company plus $50,000,000.

OTHER RIGHTS

    The holders of record of the New Preferred Stock are eligible to participate in the Company's Dividend Reinvestment and Common Stock Purchase Plan. The holders of the Preferred Stock have no preemptive rights.

                     DESCRIPTION OF ADDITIONAL COMMON STOCK

    The outstanding shares of Common Stock of the Company are, and the Additional Common Stock will be, fully paid and nonassessable and listed on the New York Stock Exchange. The Transfer Agent is The Bank of New York, One Wall Street, New York, New York 10005. The Company acts as dividend disbursing agent and maintains stockholder records.

    The following brief summaries of certain provisions contained in the Mortgage and the Charter (copies of which are filed as exhibits to the Registration Statement or incorporated by reference) relating to the Additional Common Stock do not purport to be complete, use certain capitalized terms (not otherwise defined herein) defined in the Mortgage and in the Charter and are qualified in their entirety by express reference to the Mortgage and the Charter.

DIVIDEND RIGHTS

    After payment or setting aside for payment of cumulative dividends on all outstanding issues of Preferred and Preference Stock, the holders of Common Stock are entitled to dividends when and as declared by the Board of Directors out of funds legally available therefor.

    Consent of the holders of two-thirds of the votes of the then outstanding Preferred Stock is required prior to the taking of certain corporate action by the Company or its subsidiaries, including (1) payments or distributions out of capital or capital surplus (other than dividends payable in stock ranking junior to the Preferred Stock) to any holder of any stock ranking junior to the Preferred Stock, and (2) payment of any Common Stock dividend (which includes purchases or acquisitions of and distributions or dividends on Common Stock, other than dividends payable on Common Stock), if (a) the Common Stock dividends during a prescribed 12-month period would exceed 75% of the net income applicable to the Common Stock (as defined in the Charter) for a related 12-month period and the PRO FORMA stock equity junior to the Preferred Stock (as defined in the Charter) would be less than 25% of the Company's PRO FORMA total capitalization (as defined in the Charter), each determined as of the end of such related 12-month period, or if (b) such Common Stock dividends would exceed 50 % of such income and such PRO FORMA stock equity junior to the Preferred Stock would be less than 20% of the Company's total PRO FORMA capitalization, each determined as of the end of such related 12-month period. No approval of the holders of Preference Stock is required prior to the taking of comparable corporate action.

    The Mortgage provides that surplus of the Company shall be reserved and held unavailable for the payment of dividends on Common Stock to the extent that the aggregate amount of expenditures for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25 % of the depreciable property of the Common on January 1 of each year during such period. Such provisions have never to date restricted the Company's surplus.

LIQUIDATION RIGHTS

    Upon any dissolution, liquidation or winding up of the Company, the holders of the Common Stock are entitled to receive PRO RATA all of the Company's assets available for distribution to its stockholders after payment of the full preferential amounts to which holders of stock (including Preferred and Preference Stock) having priority over the Common Stock are entitled.

VOTING RIGHTS

    The holders of the Common Stock are entitled to one vote per share. Holders of the Company's Common Stock do not have cumulative voting rights with respect to the election of Directors. Whenever dividends payable on Preferred Stock are in default in an aggregate amount equivalent to four full quarterly dividends on all shares of Preferred Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preferred Stock are entitled to elect a majority of the Board of Directors as then constituted. Whenever dividends payable on Preference

Stock are in default in an aggregate amount equivalent to six full quarterly dividends on all shares of Preference Stock then outstanding and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of the Preference Stock are entitled to elect two members of the Board of Directors as then constituted. No such dividends are now in default.

    The Charter contains a "fair price" provision which (i) requires the approval of the holders of at least 75% of the combined voting power of the then outstanding shares of the Voting Stock (all outstanding shares of capital stock of all classes and series of the Company entitled to vote generally in the election of directors of the Company), voting as a single class (including at least two-thirds of the combined voting power of the outstanding shares of Voting Stock held by shareholders other than an Interested Shareholder, as defined in the Charter), for certain business combinations involving the Company and any Interested Shareholder, unless (x) the business combination is approved by a majority of Disinterested Directors (as defined in the Charter) or (y) certain minimum price and procedural criteria are met and (ii) requires the affirmative vote of at least 80% of the combined voting power of the Voting Stock, voting as a single class (including at least two-thirds of the combined voting power of the outstanding shares of Voting Stock held by shareholders other than an Interested Shareholder), to alter, amend or repeal the "fair price" provision or to adopt any provision inconsistent with the "fair price" provision.

    The Charter also provides for the classification of Directors, with three-year staggered terms, and a requirement of an affirmative vote of 80% of the outstanding shares of Voting Stock, voting together as a single class, is required to alter, amend or repeal the provisions relating to the size and classification of the Board of Directors and the removal of members from, and the filling of vacancies on, the Board of Directors.

    The Charter further provides that an affirmative vote of 80% of the outstanding shares of Voting Stock, voting together as a single class, is required to alter, amend or repeal the provisions eliminating cumulative voting with respect to the election of Directors by the holders of Common Stock.

OTHER RIGHTS

    The holders of record of the Common Stock are eligible to participate in the Company's Dividend Reinvestment and Common Stock Purchase Plan. The holders of the Common Stock have no preemptive rights.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities (i) through underwriters; (ii) through dealers; (iii) directly to one or more institutional purchasers; or (iv) through agents. The Prospectus Supplement sets forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby.

    If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

    Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement sets forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best-efforts basis for the period of its appointment.

    Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

                           LEGAL OPINIONS AND EXPERTS

    The legality of the Securities will be passed upon for the Company by Sullivan & Cromwell.

    The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    With respect to the unaudited consolidated financial information of the Company for the three-month periods ended March 31, 1998 and 1997, incorporated by reference in this Prospectus, the Company's independent accountants, Price Waterhouse, reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report dated May 14, 1998, except note 3 (third paragraph) and note 4, as to which the date is May 29, 1998, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse is not subject to the liability provisions of Section 1 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "Part" of the Registration Statement prepared or certified by Price Waterhouse within the meaning of Sections 7 and 11 of the Act.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                      PAGE
                                                      -----
Prospectus Supplement Summary....................         S-3
Risk Factors.....................................         S-9
Price Range of Common Stock......................        S-13
Dividend Policy..................................        S-13
Capitalization...................................        S-14
Pro Forma Condensed Financial Statements.........        S-15
Management's Discussion of Pro Forma Condensed
  Financial Statements...........................        S-26
Selected Historical Financial Data...............        S-29
The MRA and the PowerChoice Agreement............        S-31
Certain United States Federal Income Tax
  Consequences to Non-United States Holders......        S-34
The Share Exchange...............................        S-36
Underwriting.....................................        S-37
Validity of the Shares...........................        S-38
Experts..........................................        S-38
Available Information............................        S-38
Glossary of Certain Electricity, Natural Gas and
  Accounting Terms...............................         A-1

                          PROSPECTUS
Available Information............................           2
Incorporation of Certain Documents by
  Reference......................................           2
The Company......................................           2
Ratio of Earnings to Fixed Charges...............           3
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends......................           3
Application of Proceeds..........................           3
Description of New Bonds.........................           4
Description of New Preferred Stock...............           8
Description of Additional Common Stock...........          10
Plan of Distribution.............................          12
Legal Opinions and Experts.......................          13

                               22,399,248 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY

                      WASSERSTEIN PERELLA SECURITIES, INC.

                                CIBC OPPENHEIMER

                                 JUNE 25, 1998

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